UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Ruckus Wireless, Inc.

(Name of Subject Company)

Ruckus Wireless, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

781220108

(CUSIP Number of Class of Securities)

Selina Y. Lo

President and Chief Executive Officer

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

(650) 265-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Scott Maples Vice President Legal & General Counsel Ruckus Wireless, Inc. 350 West Java Drive Sunnyvale, CA 94089 (650) 265-4200	Alexandra D. Korry Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Sarah P. Payne Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 (650) 461-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Ruckus Wireless, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 350 West Java Drive, Sunnyvale, California 94089, and the telephone number of the principal executive offices of the Company is (650) 265-4200.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is shares of the Company’s common stock, par value $0.001 per share (each, a “Share”). As of the close of business on April 26, 2016, there were (1) 90,546,306 Shares issued and outstanding, (2) no outstanding shares of preferred stock, par value $0.001 per share, (3) 893,967 Shares underlying outstanding Company stock options, (4) 3,602,141 Shares underlying outstanding Company restricted stock units, (5) 666,500 Shares underlying outstanding Company performance restricted stock units and (6) up to approximately 259,000 Shares that may be issued prior to the completion of the Offer and the Merger under the Company’s 2012 Employee Stock Purchase Plan (“2012 ESPP”).

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The Company is the subject company and the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above under the heading “Name and Address.” The Company’s website address is https://www.ruckuswireless.com. The information included in, or linked to through, the Company’s website should not be considered part of this Schedule 14D-9. The Company has included its website address in this Schedule 14D-9 solely as a textual reference.

Exchange Offer

This Schedule 14D-9 relates to the exchange offer by Stallion Merger Sub Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Brocade Communications Systems, Inc., a Delaware corporation (“Parent” or “Brocade”), to purchase all issued and outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the prospectus/offer to exchange, dated April 29, 2016 (as it may be amended or supplemented, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Prospectus/Offer to Exchange, the “Offer”), to exchange, for each outstanding Share that is validly tendered and not validly withdrawn in the Offer (defined below), $6.45 in cash and 0.75 of a share of Parent common stock, par value $0.001 per share (the “Parent Common Stock”) (together with cash in lieu of any fractional shares of Parent Common Stock), in each case, without interest and less any applicable withholding taxes (the “Offer Consideration”). The Prospectus/Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. The Purchaser and Parent filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) and Parent filed a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 3, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving the Merger as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. If the Offer is completed (such that Parent and the Purchaser and Parent’s other subsidiaries own at least a majority of the outstanding Shares), the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), and accordingly, no stockholder vote will be required to complete the Merger. Upon the terms of and subject to the conditions set forth in the Merger Agreement and the Offer, Shares validly tendered (and not validly withdrawn) in the Offer shall be accepted for payment promptly following the expiration of the Offer (which is scheduled to expire at 12:00 midnight, Eastern time, at the end of May 26, 2016, unless earlier extended or terminated) (the time at which the Purchaser first irrevocably accepts for purchase and payment the Shares tendered in the Offer, the “Acceptance Time”), and payment for such Shares shall be made promptly thereafter. In the Merger, each Share that was not acquired by Parent or the Purchaser in the Offer (except for Shares with respect to which appraisal rights under the DGCL have been properly exercised and Shares that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or the Purchaser, collectively referred to as “Excluded Shares”) and that is issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Consideration described herein. Upon consummation of the Merger, the Company will be a direct wholly owned subsidiary of Parent, and the former stockholders of the Company will no longer have any direct ownership interest in the Surviving Corporation. If the Offer is completed (such that Parent and the Purchaser and Parent’s other subsidiaries own at least a majority of the outstanding shares of the Company), the Merger will be governed by Section 251(h) of the DGCL, and accordingly no stockholder vote will be required to consummate the Merger. As a result of the Merger, the Company will cease to be a publicly traded company and will become wholly owned by Parent.

As described in the Prospectus/Offer to Exchange, the Offer is subject to various conditions, including: (i) Company stockholders must have validly tendered and not validly withdrawn, in accordance with the terms of the Offer and prior to the expiration of the Offer, a number of Shares that, together with any Shares then owned by Parent, the Purchaser or Parent’s other subsidiaries, represents at least a majority of all then outstanding Shares; (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to as the “HSR Act”), relating to the Transactions must have expired or been terminated and the clearances, approvals and consents required to be obtained under the competition laws of Germany must have been obtained; (iii) no law, order or injunction prohibiting or making illegal the consummation of any of the Offer, the Merger or the issuance of Parent Common Stock as consideration in connection with the Offer or the Merger must have been promulgated, entered, enforced, enacted or issued or be applicable to the Offer, the Merger or the issuance of Parent Common Stock in connection with the Offer or the Merger by a governmental entity having jurisdiction over a material portion of the business of the Company, Parent or the Purchaser (or the effect of which would have a material effect on any of Company, Parent or the Purchaser); (iv) the Registration Statement having become effective under the Securities Act of 1933, as amended, and not be subject to any stop order that is in effect or any pending proceeding seeking a stop order; (v) the shares of Parent Common Stock to be issued as consideration in connection with the Offer and the Merger having been approved for listing on the NASDAQ Global Select Market (the “NASDAQ”), subject to official notice of issuance; (vi) the truth and accuracy of each of the Company’s, on the one hand, and Parent’s and the Purchaser’s, on the other hand, representations and warranties made in the Merger Agreement, subject to materiality qualifiers with respect to certain representations and warranties; (vii) each of the Company, on the one hand, and Parent and the Purchaser, on the other hand, being in material compliance with their respective covenants under the Merger Agreement (subject to an opportunity to cure); (viii) no material adverse effect (as such term is defined in the Merger Agreement) having occurred with respect to the Company and its subsidiaries that is continuing; (ix) no material adverse effect (as such term is defined in the Merger Agreement) having occurred with respect to Parent and its subsidiaries that is continuing; and (x) the Merger Agreement not having been terminated.

As described in the Prospectus/Offer to Exchange, the respective obligations of each of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction of the following two conditions (which may be waived, in whole or in part, to the extent permitted by law, by the mutual consent of Parent and the Company): (i) the Offeror must have accepted for purchase all Shares validly tendered and not validly withdrawn in the Offer, and (ii) no law or order (whether temporary, preliminary or permanent) must have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger or the issuance of Parent

Common Stock in connection with the Offer or the Merger by any governmental authority that prohibits or makes illegal the consummation of the Merger or the issuance of Parent Common Stock in connection with the Offer or the Merger.

The foregoing conditions are described more fully in the Prospectus/Offer to Exchange under the heading “Merger Agreement—Conditions—Conditions to the Offer” and “Merger Agreement—Conditions—Conditions to the Merger.”

The Offer is not subject to a financing condition. Parent intends to fund the Transactions with a combination of cash on hand and borrowings under a new term loan facility and a revolving credit facility.

As set forth in the Prospectus/Offer to Exchange, the principal executive offices of the Purchaser and Parent are located at 130 Holger Way, San Jose, California 95134, and their telephone number is (408) 333-8000.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer to Exchange and the Letter of Transmittal.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at http://investors.ruckuswireless.com.

Item 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Parent, the Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and its Subsidiaries

According to the Registration Statement, as of April 29, 2016, Parent and Parent’s subsidiaries (including the Purchaser) do not directly or beneficially own any Shares.

Arrangements between the Company, Parent and the Purchaser

Merger Agreement

On April 3, 2016, the Company, Parent and the Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Prospectus/Offer to Exchange are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

The Merger Agreement has been provided to provide investors and security holders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company. The representations, warranties, covenants and agreements contained in the Merger Agreement by Parent, the Purchaser and the Company, were made only for purposes of the Merger Agreement and as of specific dates, and were made solely for the benefit of the parties to the Merger Agreement. The representations, warranties, covenants and agreements contained in the Merger Agreement may be subject to limitations agreed upon by the parties to the Merger Agreement (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the parties to the Merger Agreement that differ from those applicable to the Company’s stockholders and other investors. The Company’s stockholders and other investors should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9.

Support Agreement

Concurrently with the execution of the Merger Agreement, Selina Y. Lo, President, Chief Executive Officer and a director of the Company entered into a support agreement with Parent and Purchaser (the “Support Agreement”), in her capacity as a stockholder of the Company, pursuant to which, among other things and subject to the terms and conditions set forth therein, Ms. Lo agreed to tender all Shares beneficially owned by her into the Offer. The Support Agreement does not require Ms. Lo to convert, exercise or exchange any securities convertible into or exercisable or exchangeable for Shares and only outstanding Shares beneficially owned by her are required to be tendered into the Offer. The Support Agreement will terminate immediately and automatically, among other things, upon the termination of the Merger Agreement or termination or withdrawal of the Offer.

This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Confidentiality Agreement

Prior to signing the Merger Agreement and in connection with discussions between Parent and the Company regarding a potential transaction between them, Parent and the Company entered into a confidentiality agreement dated as of February 5, 2016 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed to use their respective reasonable best efforts to keep confidential, subject to certain exceptions, information furnished by the other party in furtherance of the proposed transaction between the parties and to use such information solely for the purpose of evaluating, or consummating, a possible transaction between the parties. Each party agreed, subject to certain exceptions, that it and its representatives would not, for a period of one year from the date of the Confidentiality Agreement, solicit the services of certain employees of the other party or any of the other party’s subsidiaries or affiliates, in each case, with whom such party had direct interaction during discussions and negotiations regarding a possible transaction. The parties also agreed to certain standstill provisions that prohibit each party and its respective representatives from taking certain actions involving or with respect to the other party for a one year period, subject to certain exceptions set forth in the Confidentiality Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

Exclusivity Agreement

Parent and the Company entered into an exclusivity agreement on March 13, 2016 (the “Exclusivity Agreement”), pursuant to which the Company agreed, among other things, that from the date thereof through 11:59 p.m. San Francisco time on March 31, 2016 (the “Exclusivity Period”), neither the Company nor any of its officers, directors, representatives, affiliates, employees or agents, would directly or knowingly indirectly solicit, respond to or initiate or enter into discussions or any transaction with, or knowingly encourage, or provide any information to, any person, corporation, partnership or other entity or group, in each case concerning any sale of more than 15% of the Shares by the stockholders of, or any merger or sale of more than 15% of the outstanding equity securities or any substantial assets of, or any similar transaction involving, the Company. The Exclusivity

Agreement also provided for a one-time seven-day extension of the Exclusivity Period so long as Parent was acting in good faith to negotiate and promptly execute a definitive acquisition agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.

Agreements or Arrangements with Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have financial and other interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of these differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.

For further information with respect to the agreements or arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, see the information included below in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is incorporated by reference into this Item 3).

Treatment of Equity and Equity-Based Awards

Certain of the Company’s directors and executive officers hold Shares and one or more of the following equity-based awards: Company options to purchase Shares (“Company stock options”), Restricted Stock Units over Company common stock (“Company RSUs”), and performance-based Restricted Stock Units over Company common stock (“Company PSUs”), which will be treated as described below in connection with the Merger.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Consideration per Share on the same terms and conditions as the other Company stockholders who tender Shares into the Offer. If the Merger is consummated, any Shares owned by a director or executive officer of the Company that were not tendered into the Offer will be converted into the right to receive the same Offer Consideration per Share on the same terms and conditions as the other Company stockholders whose Shares are converted in the Merger.

Consideration for Shares

The table below sets forth the approximate value of the cash payments and number of shares of Parent Common Stock that each executive officer and director of the Company would receive in exchange for his or her Shares in the Offer if he or she was to tender his or her Shares into the Offer, including any Shares issuable upon exercise of any vested Company stock options held by such executive officer or director (assuming he or she exercised each such vested Company stock option by withholding the number of Shares equal to the aggregate exercise price of the Company stock options exercised prior to tendering the underlying Shares in the Offer). Parent will not issue fractional shares of Parent Common Stock in the Offer or the Merger. Instead, each holder of Shares who otherwise would be entitled to receive a fractional share of Parent Common Stock will be entitled to an amount in cash (without interest and rounded to the nearest cent) equal to the amount of the fractional share interest in a share of Parent Common Stock to which such holder would otherwise be entitled pursuant to the Offer or the Merger, as applicable, multiplied by the average of the volume weighted average price per share of Parent Common Stock on the NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten consecutive trading days ending with and including the complete trading day immediately prior to the Acceptance Time. Except as otherwise noted in the table below, the information in the table is based on the number of Shares held by the Company’s executive officers and directors as of April 26, 2016 (and takes into account any Company stock options that would vest on or prior to the expiration of the Offer (which is expected to occur at 12:00 midnight Eastern time, at the end of May 26, 2016, unless the Offer is earlier extended or terminated)), a price per share of Parent Common Stock of $9.61, which is the average closing price per share of Parent Common Stock as quoted on the NASDAQ over the first five business days following the first public announcement of the Merger on April 4, 2016, and a price per Share of $13.60, which is the average closing price per Share as quoted on the New York Stock Exchange (the “NYSE”) over the first five business days following the first public announcement of the Merger on April 4, 2016. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts paid.

Name	Number of Shares (1)		Cash Consideration for Shares (2)	Number of Shares of Parent Common Stock Received for Shares	Total Value of Shares (3)
Executive Officers (4)
Selina Lo (5)	5,719,991		$36,893,942	4,289,991	$78,120,777
Seamus Hennessy	533,730		$3,442,559	400,296	$7,289,417
Dan Rabinovitsj	41,919		$270,378	31,438	$572,509
Ian Whiting	46,004	(6)	$296,726	34,502	$628,300
Scott Maples	181,326	(7)	$1,169,553	135,992	$2,476,460

Directors (8)
Georges Antoun	99,987	(9)	$644,916	74,998	$1,365,572
Barton M. Burstein	35,995		$232,168	26,995	$491,602
Gaurav Garg	536,126		$3,458,013	402,093	$7,322,141
Stewart Grierson	81,379		$524,895	61,032	$1,111,434
Mohan Gyani	281,300		$1,814,385	210,937	$3,841,855
Richard Lynch	106,071		$684,158	79,551	$1,530,605

(1)	Includes (i) Shares held as of April 26, 2016 (except as otherwise indicated in footnotes 6, 7 and 9) and (ii) Shares underlying Company stock options held as of such date that will vest on or prior to the expected expiration of the Offer, assuming the holder thereof exercises each such vested Company stock option by withholding the number of Shares equal to the aggregate exercise price of the Company stock options exercised prior to tendering the underlying Shares in the Offer and that the price per Share as of the date of such exercise is $13.60, which is the average closing price per Share as quoted on the NYSE over the first five business days following the first public announcement of the Merger on April 4, 2016.
(2)	Includes the cash portion of the Offer Consideration to be received for Shares owned and Shares underlying Company stock options held that will vest on or prior to the expected expiration of the Offer which are deemed exercised as described above.
(3)	Calculated based on the sum of (i) the cash portion of the Offer Consideration to be received for Shares owned and Shares underlying stock options held that will vest on or prior to the expected expiration of the Offer which are deemed exercised as described above, (ii) cash to be received in lieu of fractional shares of Parent Common Stock (calculated based on an assumed price per share of Parent Common Stock of $9.61), and (iii) the aggregate value of the Parent Common Stock to be exchanged for Shares owned (and Shares underlying stock options held that will vest on or prior to the expected expiration of the Offer which are deemed exercised as described above) based on a price per share of Parent Common Stock of $9.61, which is the average closing price per share of Parent Common Stock as quoted on the NASDAQ over the first five business days following the first public announcement of the Merger on April 4, 2016.
(4)	The Company’s executive officers (who are also the Company’s named executive officers) are Ms. Lo, Mr. Hennessy, Mr. Rabinovitsj, Mr. Whiting and Mr. Maples. The Company has no other executive officers.
(5)	Ms. Lo is both an executive officer and a director.
(6)	The number of Shares reported for Mr. Whiting includes 41,857 Shares in connection with the vesting and settlement of 70,000 Company RSUs less Shares withheld for taxes on May 3, 2016.

(7)	The number of Shares reported for Mr. Maples accounts for Mr. Maples’ scheduled purchase of 1,000 Shares under the Company’s 2012 ESPP on May 13, 2016 and his scheduled sale of 5,200 Shares pursuant to a 10b5-1 plan, with 2,600 Shares to be sold on each of May 6, 2016 and May 18, 2016.
(8)	The Company’s six non-employee directors are Messrs. Antoun, Burstein, Garg, Grierson, Gyani, and Lynch.
(9)	The number of Shares reported for Mr. Antoun accounts for Mr. Antoun’s scheduled sale of 3,700 Shares pursuant to a 10b5-1 plan on May 10, 2016.

Vested Company Stock Options

At the Effective Time, each outstanding vested Company stock option with an exercise price that is less than the dollar value of the Offer Consideration (calculated as described below) will, without any further action on the part of any holder, be cancelled and the holder thereof will be entitled to receive a cash payment equal to the difference between the dollar value of the Offer Consideration and the exercise price applicable to the Company stock option, multiplied by the number of Shares for which the vested Company stock option was exercisable, less applicable tax withholding. Each outstanding vested Company stock option with an exercise price that is equal to or greater than the dollar value of the Offer Consideration will, without any further action on the part of any holder, be cancelled and the holder thereof will be entitled to receive a replacement award of options to purchase shares of Parent Common Stock (“Parent Common Stock options”) pursuant to the terms and conditions of a Parent equity plan with terms and conditions substantially similar to Parent’s 2009 Stock Plan (a “Parent Plan”) and applicable grant award. The number of shares of Parent Common Stock covered by the Parent Common Stock option will be the number of Shares covered by the Company stock option multiplied by the Option Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Parent Common Stock, and the exercise price for the replacement award will be the quotient obtained by dividing the exercise price of the Company stock option by the Option Exchange Ratio, rounded up to the nearest whole cent.

The “dollar value of the Offer Consideration” as referred to herein is equal to the cash portion of the Offer Consideration ($6.45) plus the cash value of the stock portion of the Offer Consideration, which is determined by multiplying (i) 0.75 by (ii) the average of the volume weighted average price per share of Parent Common Stock on the NASDAQ on each of the ten consecutive trading days ending with and including the complete trading day immediately prior to the Effective Time (the “Parent Common Stock Price”).

“Option Exchange Ratio” means an amount equal to the quotient obtained by dividing the dollar value of the Offer Consideration by the Parent Common Stock Price.

Unvested Company Stock Options

At the Effective Time, each outstanding unvested Company stock option with an exercise price that is less than the dollar value of the Offer Consideration will, without any further action on the part of any holder, be cancelled and the holder thereof will be entitled to receive an award of Parent restricted stock units (“Parent RSUs”) relating to the number of shares of Parent Common Stock equal to the quotient obtained by dividing the Parent Common Stock Price into (i) (A) the dollar value of the Offer Consideration, (B) less the exercise price of the Company stock options multiplied by (ii) the number of Shares for which the unvested Company stock option was exercisable, with any fractional shares rounded down to the next whole number of shares of Parent Common Stock. The Parent RSUs will be subject to the same vesting period as the Company stock options and will otherwise be subject to the terms and conditions of a Parent Plan and applicable award agreement. Each outstanding unvested Company stock option with an exercise price that is equal to or greater than the dollar value of the Offer Consideration will, without any further action on the part of any holder, be cancelled and the holder thereof will be entitled to receive a Parent Common Stock option with the same vesting schedule as the Company stock option and will otherwise be subject to the terms and conditions of a Parent Plan and applicable grant award. The number of shares of Parent Common Stock covered by the Parent Common Stock option will be the number of Shares covered by the Company stock option multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and the exercise price for the replacement award will be the quotient obtained by dividing the exercise price of the Company stock option by the Option Exchange Ratio, rounded up to the nearest whole cent.

Time-Based Restricted Stock Units and Performance-Based Restricted Stock Units

At the Effective Time, each outstanding unvested Company RSU that is subject solely to a time-based vesting condition will, without any further action on the part of any holder, be cancelled, and the holder thereof will be entitled to receive a Parent RSU relating to the number of shares of Parent Common Stock equal to the product of (i) (x) the dollar value of the Offer Consideration divided by (y) the Parent Common Stock Price multiplied by (ii) the number of Shares subject to such unvested Company RSU, with any fractional shares rounded down to the nearest whole number of shares of Parent Common Stock. The Parent RSU will be subject to the same vesting terms as the Company RSU and will otherwise be subject to the terms and conditions of a Parent Plan and applicable award agreement.

At the Effective Time, each outstanding unvested Company PSU that is subject to a performance-based vesting condition will, without any further action on the part of any holder, be cancelled, and the holder will be entitled to receive a Parent RSU relating to the number of shares of Parent Common Stock equal to the product of (i) (x) the dollar value of the Offer Consideration divided by (y) the Parent Common Stock Price multiplied by (ii) the target number of Shares subject to such unvested Company PSU, with any fractional shares rounded down to the nearest whole number of shares of Parent Common Stock. The Parent RSU will be subject to the same vesting schedule (but without any performance conditions) as the Company PSU and will otherwise be subject to the terms and conditions of a Parent Plan and applicable award agreement.

As described below, as a condition to Parent’s agreement to enter into the Merger Agreement, Ms. Lo, the President and Chief Executive Officer of the Company, and Seamus Hennessy, Chief Financial Officer of the Company, executed offer letters with Parent (each such letter, an “Offer Letter”). Under the terms of their Offer Letters, and notwithstanding the Company RSU and Company PSU treatment described above, Ms. Lo and Mr. Hennessy agreed to the following treatment of their unvested Company RSUs and Company PSUs: (i) the vesting of 50% of their unvested Company RSUs and Company PSUs will be accelerated and will be paid upon the closing of the Merger (the “Closing”); and (ii) 50% of their unvested Company RSUs and Company PSUs will be converted into Parent RSUs (230,250 Parent RSUs, in the case of Ms. Lo, and 150,000 Parent RSUs, in the case of Mr. Hennessy), which will vest on the one-year anniversary of the Closing, subject to their continued employment with Parent, and be settled as soon as practicable thereafter.

Alternative Equity-Based Award Treatment

Notwithstanding the treatment described above for Company stock options, Company RSUs and Company PSUs, to the extent that Parent determines, in its sole discretion, that there are impediments under applicable law to issuing Parent replacement awards for such Company awards, in lieu of the treatment described above, Parent may instead provide the holder as follows: (i) with respect to vested and unvested “underwater” Company stock options, a cash payment or deferred cash award (with the same vesting schedule as the Company stock options), respectively, equal to the Black-Scholes option value for such out-of-the-money Company stock options; (ii) with respect to unvested in-the-money Company stock options, a deferred cash award equal to the product of (i) (A) the dollar value of the Offer Consideration, (B) less the exercise price of the Company stock options, multiplied by (ii) the number of Shares for which the unvested Company stock option was exercisable with the same vesting schedule as the Company stock option, and (iii) with respect to Company RSUs and Company PSUs, Parent may instead provide the holder with an equivalent deferred cash award equal to the dollar value of the Offer Consideration multiplied by the number of Shares subject to such unvested Company RSU or Company PSU with the same vesting schedule (but without any performance conditions, if any) as the Company RSU and Company PSU. The alternative treatment described in the preceding sentence is referred to as the “Alternative Cash Treatment”.

In connection with the Merger, Parent shall assume such portion of the available Company common stock share reserve under the Company’s 2012 Equity Plan as will, when taken together with the aggregate number of shares of Parent Common Stock to be issued in respect of the Offer and the Merger and the aggregate number of shares of Parent Common Stock underlying Parent equity-based awards issued in replacement of Company equity-based awards as described above, not exceed an amount equal to 19.9% of the issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time, as may be permitted pursuant to NASDAQ Listing Rule 5635. To the extent that treatment of the outstanding equity awards as described above would cause such 19.9% number to be exceeded, then, instead of the treatment outlined above, Company equity-based awards shall instead receive the Alternative Cash Treatment in the following order: (1) out-of-the-money vested Company stock options; (2) out-of-the-money unvested Company stock options; (3) in-the-money unvested Company stock options; (4) unvested time-based Company RSUs; and (5) unvested Company PSUs, with the methodology for determining which equity awards in each such tranche will receive the Alternative Cash Treatment to be determined by Parent.

Quantification of Payments for Equity-Based Awards

Estimates of the amounts that would be payable to each of the Company’s named executive officers and directors upon settlement of their vested Company equity-based awards are included in the amounts set forth in the table under the heading “—Consideration for Shares.” For estimates of the amounts that would be payable to each of the Company’s named executive officers upon settlement of their unvested Company equity-based awards, see Item 8 under the heading “Additional Information—Golden Parachute Compensation” below. The estimated aggregate amount that would be payable to the Company’s six non-employee directors (Messrs. Antoun, Burstein, Garg, Grierson, Gyani, and Lynch) upon settlement of their unvested Company equity-based awards if the Effective Time of the Merger occurred on May 26, 2016 is $218,912. The amounts specified in this paragraph are determined assuming that the service of the director terminated without cause, that no amount of withholding taxes are applicable to such payments, no payments are delayed for six months to the extent required under Section 409A of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Internal Revenue Code Section 280G to such payments, and a price per Share of $13.60, the average closing price per Share as quoted on the NYSE over the first five business days following the first public announcement of the Merger on April 4, 2016.

Other Arrangements with Executive Officers

Change in Control Agreements

Each of the Company’s named executive officers is a participant in the Company’s Severance Benefit Plan. As described below, as a condition to entry into the Merger Agreement, Ms. Lo and Mr. Hennessy executed Offer Letters. These Offer Letters will become effective as of the Closing and are conditioned upon the occurrence of the Closing. Thereafter, Ms. Lo and Mr. Hennessy will not be entitled to any benefits under the Company’s Severance Benefit Plan. The material terms of the Company’s Severance Benefit Plan, which will continue to apply to the named executive officers (other than Ms. Lo and Mr. Hennessy) after the Closing, are described below.

In accordance with the Company’s Severance Benefit Plan and the participation notices thereunder, each of the executive officers is entitled to receive certain compensation and benefits upon a termination without “cause” or a “constructive termination” in either case occurring three months prior to or one year following a “change in control,” as each term is defined in the Company’s Severance Benefit Plan. The Merger will constitute a “change in control” for purposes of the Company’s Severance Benefit Plan. These payments and benefits, which are subject to applicable withholding, are as follows:

For each of the executive officers:

1.	a lump sum cash payment equal to one times his or her then current annual base salary;

2.	a lump sum cash payment equal to one times his or her annual target bonus under the Company’s 2016 Bonus Program;

3.	payment by the Company of the executive’s COBRA premiums for up to 12 months; and

4.	acceleration of vesting for all Company stock options, Company RSUs and Company PSUs that are outstanding and unvested as of the date of termination of employment, including, to the extent the compensation committee has not determined the number of earned Company PSUs as of such date, vesting in (i) the target number of operating margin metrics Company PSUs; and (ii) the full number of revenue metrics Company PSUs.

Subject to the terms stated above, each participating executive will receive all of the foregoing severance benefits on the 60th day following his or her termination, conditioned upon his or her execution (and non-revocation) of a general release of all claims against the Company and its affiliates within 45 days of a qualifying termination.

In the event that any of the foregoing payments and benefits would be deemed to be excess parachute payments, the Company’s Severance Benefit Plan provides that the payments and benefits will be reduced if such a reduction maximizes the executive’s net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Internal Revenue Code.

Offer Letters with Parent

As a condition to entering into the Merger Agreement, Parent required Ms. Lo and Mr. Hennessy to execute Offer Letters. These Offer Letters specify certain compensation and benefits payable to Ms. Lo and Mr. Hennessy for their continuing employment with Parent following the Closing and are generally consistent, in most respects, with the compensation and benefits arrangements that applied to their employment as of April 2, 2016 with the Company other than with respect to certain differences described below. Each of these agreements becomes effective as of, and is conditioned upon the occurrence of, the Closing. Upon and following the Closing, the Offer Letters determine Ms. Lo’s and Mr. Hennessy’s terms of employment, and Ms. Lo and Mr. Hennessy will not be entitled to any benefits under the Company’s Severance Benefit Plan upon a qualifying termination.

Offer Letter between Parent and Ms. Lo

Ms. Lo’s Offer Letter provides for her to serve as Chief Executive Officer of the Ruckus Wireless Business Unit of Parent, reporting to the Chief Executive Officer of Parent. She will be paid an annual base salary of $375,000, which was her annual base salary as of April 2, 2016. For the period between the Closing and October 29, 2016, Ms. Lo will continue to participate in a leadership incentive plan under which she will be eligible to receive a semi-annual bonus at 100% of target ($140,625, which was her target as of April 2, 2016), payable in September 2016, subject to her continued employment through the payment date, and for the period from July 1, 2016 through October 29, 2016, Ms. Lo will be eligible to receive a semi-annual bonus at 100% of target ($140,625, which was her target as of April 2, 2016), payable in December 2016, subject to her continued employment through the payment date. In the event Ms. Lo’s employment is terminated by Parent due to an “Involuntary Termination Without Cause” or by Ms. Lo due to “Good Reason” (each, as defined in the Offer Letter), the bonuses described above will be paid on the regular payment date. Beginning on October 30, 2016, Ms. Lo will be eligible to participate in the Parent Senior Leadership Plan at the rate of 75% of her annual base salary, payable annually, subject to achievement of performance objectives.

As described above, under the terms of her Offer Letter, Ms. Lo’s existing Company equity-based awards will be treated as follows: (i) the vesting of 50% of her unvested Company RSUs and Company PSUs (at target) will accelerate and will be paid upon the Closing, and (ii) 50% of her unvested Company RSUs and Company PSUs will convert into 230,250 Parent RSUs, which will vest on the one-year anniversary of the Closing, subject to her continued employment with Parent, and will be settled as soon as practicable thereafter. The unvested portion of the Parent RSUs will vest in the event Ms. Lo’s employment is terminated by Parent due to an Involuntary Termination Without Cause, due to Ms. Lo’s termination due to Good Reason or due to her death or disability, in each case, subject to her executing a general release of claims in the form prescribed by Parent, except in connection with her death. Any vested Company equity awards and unvested Company stock options will be treated as described in the Merger Agreement.

In the event Ms. Lo’s employment is terminated following the Closing, Ms. Lo will be eligible to receive severance benefits in accordance with Parent’s U.S. severance guidelines on the same terms and conditions as similarly situated employees of Parent, which is nine months of base salary and benefits. As of the Closing, Ms. Lo’s Offer Letter will supersede her employment and compensation agreements with the Company, including her participation in the Company’s Severance Benefit Plan.

This summary is not complete and is qualified in its entirety by reference to Ms. Lo’s Offer Letter, which is filed as Exhibit (e)(15) to this Schedule 14D-9 and is incorporated by reference herein.

Offer Letter between Parent and Mr. Hennessy

Mr. Hennessy’s Offer Letter provides for him to serve as Chief Financial Officer of the Ruckus Wireless Business Unit of Parent, reporting to the Chief Financial Officer of Parent. He will be paid an annual base salary of $340,000, which was his annual base salary as of April 2, 2016. For the period between the Closing and October 29, 2016, Mr. Hennessy will continue to participate in a leadership incentive plan under which he will be eligible to receive a semi-annual bonus at 100% of target ($93,500, which was his target as of April 2, 2016), payable in September 2016, subject to his continued employment through the payment date, and for the period from July 1, 2016 through October 29, 2016, Mr. Hennessy will be eligible to receive a semi-annual bonus at 100% of target ($93,500, which was his target as of April 2, 2016), payable in December 2016, subject to his continued employment through the payment date. In the event Mr. Hennessy’s employment is terminated by Parent due to an “Involuntary Termination Without Cause” or by Mr. Hennessy due to “Good Reason” (each, as defined in the Offer Letter), the bonuses described above will be paid on the regular payment date. Beginning on October 30, 2016, Mr. Hennessy will be eligible to participate in the Parent Senior Leadership Plan at the rate of 55% of his annual base salary, payable annually, subject to achievement of performance objectives.

As described above, under the terms of his offer letter with Parent, Mr. Hennessy’s existing Company equity-based awards will be treated as follows: (i) the vesting of 50% of his unvested Company RSUs and Company PSUs (at target) will accelerate and will be paid upon the Closing, and (ii) 50% of his unvested Company RSUs and Company PSUs will convert into 150,000 Parent RSUs, which will vest on the one-year anniversary of the Closing, subject to his continued employment with Parent, and will be settled as soon as practicable thereafter. The unvested portion of the Parent RSUs will vest in the event Mr. Hennessy’s employment is terminated by Parent due to an Involuntary Termination Without Cause, due to Mr. Hennessy’s termination due to Good Reason or due to his death or disability, in each case, subject to his executing a general release of claims in the form prescribed by Parent, except in connection with his death. Any vested Company equity awards and unvested Company stock options will be treated as described in the Merger Agreement.

In the event Mr. Hennessy’s employment is terminated following the Closing, Mr. Hennessy will be eligible to receive severance benefits in accordance with Parent’s U.S. severance guidelines on the same terms and conditions as similarly situated employees of Parent, which is nine months of base salary and benefits. As of the Closing, Mr. Hennessy’s Offer Letter will supersede his employment and compensation agreements with the Company, including his participation in the Company’s Severance Benefit Plan.

This summary is not complete and is qualified in its entirety by reference to Mr. Hennessy’s Offer Letter, which is filed as Exhibit (e)(16) to this Schedule 14D-9 and is incorporated by reference herein.

For an estimate of the value of the amounts that would be payable to each of the Company’s named executive officers pursuant to the arrangements listed above, assuming that the Closing occurred on May 26, 2016 and each named executive officer’s employment terminated on such date, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

As of the date of this Schedule 14D-9, no other executive officer of the Company has entered into any agreement with Parent, the Company or any of their respective affiliates regarding employment with Parent, the Company or their respective affiliates after the Effective Time, although it is possible that Parent, Company or their respective affiliates may enter into new or amended employment or other arrangements with the Company’s executive officers in the future.

Section 16 Matters

The Merger Agreement provides that prior to the Acceptance Time, the Company and Parent will each use reasonable best efforts to take all steps required to cause any disposition of Shares (including derivative securities with respect to Shares) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the Offer by each individual who is subject to reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by applicable law.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the Acceptance Time, the Company will take all steps required to cause to be exempt under Rule 14d-10(d) of the Exchange Act any employment compensation, severance or employee benefit arrangements that have been or will be entered into after the date of the Merger Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions under Rule 14d-10(d).

Director and Officer Indemnification and Insurance

The Merger Agreement provides that from and after the Acceptance Time, subject to applicable law, all rights to indemnification of each former and present director or officer of the Company or any of its subsidiaries (each a “Company Indemnified Party”) with respect to acts or omissions occurring at or prior to the Effective Time as provided in their respective certificates of incorporation or by-laws as in effect on the date of the Merger Agreement or in any agreement to which the Company or any of its subsidiaries is a party which is in effect on the date of the Merger Agreement and a copy of which has been provided to Parent, will survive the Merger and will continue in full force and effect in accordance with their terms. Parent will cause the Surviving Corporation to honor all the terms of such indemnification. For a period of no less than six years after the Effective Time, Parent, to the fullest extent permitted under applicable law, will cause to be maintained in effect the provisions in the organizational documents of the Surviving Corporation and each subsidiary of the Company regarding indemnification, exculpation and expense advancement in effect as of immediately prior to the Effective Time and during such six year period will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights of any individual who immediately before the Acceptance Time was a Company Indemnified Party, except as required by applicable law.

Parent has also agreed to cause the Surviving Corporation to either (i) continue to maintain in effect for a period of no less than six years after the Effective Time, the Company’s directors’ and officers’ insurance policies in place as of the date of the Merger Agreement or (ii) purchase comparable directors’ and officers’ insurance (from a carrier with the same or better credit rating as the Company’s directors’ and officers’ insurance carrier) for such six-year period, in each case, with coverage for the persons who are covered by the Company’s existing directors’ and officers’ insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing policies with respect to matters existing or occurring prior to the Effective Time, except that the cost of such policies may not exceed 300% of the annual premium paid by the Company in its last full fiscal year (the “Premium Cap”), provided further, that if the amount necessary to procure such insurance coverage exceeds the Premium Cap, the Company may purchase the most advantageous policy available for an amount not to exceed the Premium Cap.

Alternatively, the Company may elect to purchase, prior to the Effective Time, a prepaid “tail policy” for a period of no more than six years after the Effective Time, subject to the Premium Cap described above.

In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any entity, then, and in each such case, Parent will cause the successors and assigns of Parent or the Surviving Corporation, as the case may be, to succeed to or assume the applicable obligations with respect to indemnification and directors’ and officers’ insurance.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Employee Matters

The Merger Agreement provides that for a period of twelve months following the Effective Time (the “Continuation Period”), Parent will provide each employee of the Company or its subsidiaries employed immediately prior to the Effective Time and who remains employed during such period with (i) a base salary or base wage that is no less favorable than the base salary or base wage in effect for such employee immediately prior to the Effective Time, and (ii) retirement and health and welfare benefits that are no less favorable in the aggregate than those provided by the Company and its subsidiaries to continuing employees immediately prior to the Effective Time (for this purpose including the Company’s 401(k) plan that may be terminated in connection with the Closing). During the Continuation Period, Parent will also either (i) continue the agreements covering non-U.S. service providers on terms that are substantially comparable in all respects to the agreements as in effect immediately prior to the Effective Time, or (ii) to the extent that Parent elects to hire any such non-U.S. service provider, Parent shall provide each such non-U.S. service provider with base compensation, incentive opportunities and employee benefits that are substantially comparable to the base compensation, incentive opportunities and employee benefits provided to similarly situated employees of Parent.

Each continuing employee and non-U.S. service provider will be given service credit for his or her years of service with the Company and its subsidiaries for purposes of vesting, benefit accrual, level of benefit and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent (including, for purposes of determining vacation, other paid time off and severance benefits), except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. At least ten business days prior to the Closing, the Company will terminate its 401(k) plan, subject to the consummation of the Offer and the Merger, if Parent directs the Company to do so.

At the Effective Time, the individuals who received participation notices in accordance with the Company’s Severance Benefit Plan (other than Ms. Lo and Mr. Hennessy) will remain eligible to receive such severance benefits described therein during the Continuation Period. The Merger Agreement also provides a method of determining the severance benefits, if any, for which continuing employees and non-U.S. service providers who are not participants in the Company’s Severance Benefit Plan will be eligible to receive.

Item 4.	THE SOLICITATION OR RECOMMENDATION

Recommendation

After careful consideration by the Board, including a review of the terms and conditions of the Offer, in consultation with the Company’s financial and legal advisors, at a meeting of the Board held on April 3, 2016, the Board has unanimously (i) determined that the terms of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the Company’s stockholders, (ii) determined that it is in the best interests of the Company and the Company’s stockholders to enter into, and declared advisable, the Merger Agreement, (iii) approved the execution and delivery of the Merger Agreement, the performance by the Company of the covenants and agreements contained therein and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms, and subject to the conditions, contained therein and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

On April 3, 2016, the Company and Parent issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the joint press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

As part of their ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board, respectively, from time to time engage in the review and assessment of the Company’s operations and financial performance, industry conditions and regulatory developments that may impact the Company’s long-term strategic goals and plans, including the review of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives as a means to enhance or improve shareholder value.

Beginning in Spring 2015, following the announcement of the acquisition of Aruba Networks by Hewlett-Packard, the Company approached Parent and a number of other possible commercial partners to ascertain whether they might be interested in entering into a commercial relationship with the Company to deliver open wired and wireless networking solutions, and to collaborate on go-to-market opportunities. In March 2015, Selina Lo, Chief Executive Officer of the Company, met with Lloyd Carney, Chief Executive Officer of Parent, to inquire into Parent’s interest in such a partnership with the Company. Mr. Carney and Ms. Lo have known each other for over twenty years, having worked together (she in marketing, he in customer service) at Bay Networks Inc., which in 1995, acquired Centillion Networks Inc., a company that Ms. Lo co-founded. At the March meeting, Mr. Carney said that he needed time to consider Parent’s strategy for campus networking given the existing relationships between Parent and Hewlett-Packard and Aruba. Ms. Lo and Mr. Carney agreed to review the situation in a few months. On April 28, 2015, Ms. Lo met with Mr. Carney, at which time Mr. Carney agreed to a non-exclusive commercial relationship between Parent and the Company regarding “open systems” for wired and wireless networking using products from both companies. Mr. Carney suggested Ms. Lo work with Mr. Ken Cheng, Chief Technology Officer and Senior Vice President of Corporate Development and Emerging Business of Parent, to implement such a commercial relationship. While no formal arrangement was entered into in the Spring of 2015, Parent and the Company began engaging, informally, in joint bids in the K-12 space, and on August 28, 2015, the parties entered into a standard Ruckus Ecosystem Partner Program Agreement to formalize its engagement in joint marketing and selling opportunities. Shortly thereafter, Parent announced its open mobility solutions program, which consisted of strategic partnerships with wireless companies, including the Company. Separately, on August 5, 2015, Mr. Carney contacted Ms. Lo regarding the possibility of exploring a potential strategic transaction between the two companies. Mr. Carney did not propose any terms (and none were discussed) or make any offer but suggested to Ms. Lo that he thought Parent would be willing to pay an attractive premium for the Company.

On August 7, 2015, after receiving word from Ms. Lo of the outreach by Mr. Carney, the Board held a special meeting, at which members of Company senior management and a representative of Cooley LLP, regular external corporate counsel to the Company, were in attendance, to discuss Mr. Carney’s overture. The Board discussed the overture as well as the wireless landscape and other parties who might be interested in a potential strategic transaction. The Board also discussed hiring financial advisors to evaluate a possible transaction or any alternatives to a transaction. The Board decided not to immediately engage with Parent as to a possible transaction as there was no interest on the part of the Board in selling the Company at the time and no specific Parent proposal to consider; however, the Board instructed management to maintain communications with

Parent. The Board further instructed management to prepare a detailed analysis of the Company’s business and financial expectations for the following eight quarters so it could be best prepared and informed for any developments with Parent or with respect to pursuing any alternatives, including continuing to execute its standalone strategy.

On August 18, 2015, Ms. Lo informed Mr. Carney that the Board was not interested in engaging with respect to a strategic opportunity at the time and that she thought the Company was undervalued. In the conversation, she informed Mr. Carney that the Company had been investing in a market opportunity that they would begin unveiling in early 2016, that she believed would expand its total addressable market and that may boost the Company’s market price. Mr. Carney noted to Ms. Lo that Parent would be willing to pay an attractive premium for the Company, particularly if he better understood the market expansion opportunities. Mr. Carney requested that Parent be permitted to do some high level due diligence on the Company.

On August 20, 2015, the Board held a special meeting, at which members of Company senior management were in attendance, to discuss further Parent’s desire to perform high level due diligence and the possible metrics for establishing for Parent or any other possible bidder the true value of the Company. The Board authorized the Company to provide Parent with a high level overview of the Company’s product roadmap.

On October 5, 2015, members of Company management, including Ms. Lo, Seamus Hennessy, Chief Financial Officer of the Company, Dan Rabinovitsj, Chief Operating Officer of the Company, Steve Martin, Senior Vice President and General Manager of Emerging Technologies of the Company, and Bart Burstein, a member of the Board, met with members of Parent management, including Mr. Cheng, Dan Fairfax, Chief Financial Officer of Parent, Ted Rado, Vice President, Corporate Development of Parent, Jason Nolet, Senior Vice President, Switching, Routing and Analytics Products Group of Parent, Kevin Shatzkamer, the CTO Mobile Networking of Parent, Andrew Coward, Vice President of Service Provider Strategy of Parent, and Kelly Herrell, Senior Vice President and General Manager of Software Networking of Parent, in response to Parent’s request to better understand the Company, to discuss with Parent the Company’s product roadmap.

On November 4, 2015, the Board held a regularly scheduled meeting at which, among other things, management presented on a preliminary basis its long-term forecast for the Company.

On November 5, 2015, Mr. Rabinovitsj and Gaurav Garg, a director of the Company, met with the Chief Technology Officer of Party A, to discuss whether Party A had an interest in broadening the relationship between the two companies beyond the existing OEM reseller agreement, including as to whether Party A would be interested in a potential acquisition of the Company.

On November 9, 2015, Ms. Lo met with the chief executive officer of Party B, a long time business partner of the Company to discuss the two companies’ partnership in particular areas. At the meeting, Ms. Lo asked about Party B’s interest in engaging should the Company decide to seek a strategic alternative. The chief executive officer responded that he would be interested in discussing such a transaction.

On November 17, 2015, Mr. Carney reached out to Ms. Lo to inform her that Parent was impressed by the Company’s management team at the October 5, 2015 meeting, and remained interested in the Company but that he would not be in a position to put forward a formal offer unless Parent was able to do some further high level due diligence. As a follow-up, on November 20, 2015, Mr. Cheng sent Ms. Lo a list of initial diligence questions that he wanted to discuss.

On November 23, 2015, the Board held a special meeting, at which members of the Company’s senior management and the Company’s regular external legal counsel were in attendance. At that meeting, Ms. Lo informed the Board about the October 5, 2015 meeting with Parent management and her subsequent discussion with Mr. Carney. Ms. Lo also reported to the Board on discussions that she and Mohan Gyani, a member of the Board, had held with a number of potential financial advisors to the Company to discuss generally their views of potential purchasers of the Company, the likely trading range of the Shares should the Company pursue its long-term plan, and potential stand-alone alternatives for the Company (including continuing to execute its standalone plan or effecting a share repurchase program or a strategic acquisition). The Board discussed its view of potential purchasers of the Company, noting that Parent and Party A were likely the most logical buyers of the Company. The Board also discussed whether private equity firms might be interested in a potential transaction and discussed members of the Board discreetly contacting certain private equity firms with which the members had contacts to determine whether there may be interest in a potential transaction. The Board decided that it would be advisable to engage a financial advisor to, among other things, evaluate any offer that may materialize from Parent and the Company’s strategic alternatives and to help coordinate any potential outreach. The Board created an ad hoc committee of the Board (the “Board Ad Hoc Committee”) that it charged with working with Company management to evaluate and engage a financial advisor which could begin an outreach. The Board also decided that management should meet with Parent to provide it with more information about the Company, including the long-term plan management had prepared and presented at the November 4, 2015 Board meeting.

During the period from November 23, 2015 to December 11, 2015, the Board Ad Hoc Committee held conversations with a number of financial advisors about their potential engagement. On December 11, 2015, the Board Ad Hoc Committee decided to engage Morgan Stanley as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. The Company did not execute a formal engagement letter with Morgan Stanley until January 20, 2016.

On December 1, 2015, Mr. Cheng sent Ms. Lo a request for additional preliminary due diligence, which was more extensive than the November 20, 2015 list he had previously sent. On December 4, 2015, Mr. Cheng called Ms. Lo to inquire after the Company’s responses to Parent’s due diligence list. Ms. Lo responded that the Board had decided to engage a financial advisor, and that the Company would follow-up on Parent’s due diligence request after an advisor had been retained.

On December 10, 2015, Ms. Lo, Mr. Hennessy, Mr. Rabinovitsj and Mr. Garg met with certain members of senior management of Party A to continue the conversations Mr. Rabinovitsj and Mr. Garg had begun on November 5, 2015. The Company provided Party A with, among other things, its view of its market opportunities and products, product roadmap and competitive position, go-to-market profile, historical financial performance, financial projections (as described in this Item 4 under the heading “Certain Financial Forecasts—Financial Forecasts of the Company”), and the possible strategic benefits from a combination of the two companies.

In December 2015 and early January 2016, Company management worked to put together a presentation to be in a position to respond to Parent’s December 1, 2015 list of diligence questions that Parent had said was a predicate to making a formal offer for the Company and also to schedule an in person meeting with Parent.

Also during December 2015, members of the Board reached out to certain private equity firms with whom they had relationships to inquire as to whether they would be interested in evaluating a potential acquisition of the Company. None of those firms indicated any interest.

On December 23, 2015, Mr. Rabinovitsj inquired of Party C’s representatives whether they may be interested in a meeting to discuss a possible transaction involving the Company.

During the week of January 4, 2016, representatives of Morgan Stanley reached out to Party A to follow up on the previous meetings between the Company and Party A to ascertain Party A’s potential level of interest in a strategic transaction with the Company.

On January 14, 2016, Mr. Rabinovitsj and Mr. Hennessy met with representatives of Party C to inquire as to whether Party C might be interested in an acquisition of the Company.

On January 15, 2016, members of Company management, including Ms. Lo, Mr. Hennessy, Mr. Rabinovitsj and Greg Beach, VP Product Management of the Company, as well as Mr. Burstein, met with members of management of Parent, including Mr. Cheng Mr. Fairfax, Mr. Rado, Mr. Nolet, Jeff Lindholm, Senior Vice

President of Worldwide Sales of Parent, and Carol Goode, Senior Vice President of Human Resources of Parent, and representatives of Morgan Stanley and representatives of Evercore Group L.L.C. (“Evercore”), Parent’s financial advisor, to present Parent with responses to Parent’s December 1, 2015 due diligence request. The Company provided Parent with, among other things, its view of its market opportunities and products, product roadmap and competitive position, go-to-market profile, historical financial performance, financial projections (as described in this Item 4 under the heading “Certain Financial Forecasts—Financial Forecasts of the Company”), and the possible strategic benefits from a combination of the two companies.

On January 21, 2016, representatives of Evercore informed representatives of Morgan Stanley that Parent expected to make a cash and stock acquisition proposal for the Company. Representatives of Evercore indicated in that call that they did not expect Parent to be in a position to make an all cash proposal for the Company because Parent was not prepared to pay the premium that it expected the Company would require for an all-cash transaction.

On January 22, 2016, the Company and Party C entered into a confidentiality agreement, which provided, among other things, for a one-year standstill that by its terms terminated upon the Company’s entry into a merger agreement with a third party, including Parent.

On January 25, 2016, representatives of Morgan Stanley followed up with Party C to ascertain the degree of interest Party C may have in a strategic acquisition.

On January 27, 2016, the Company received a written non-binding proposal from Parent to acquire the Company for $6.00 in cash and 0.75 of a share of Parent Common Stock per Share (the “January 27th Proposal”), implying a total value of approximately $12.00 per Share based on the closing price of Parent Common Stock on January 26, 2016. This represented a premium of 41% to the Company’s closing price as of January 26, 2016. Scott Maples, General Counsel of the Company, promptly distributed the January 27th Proposal to members of the Board. The January 27th Proposal did not contain a financing condition. The January 27th Proposal expired on February 5, 2016 and contemplated a 30-day exclusivity period that automatically extended for unlimited successive one-week periods as long as Parent and the Company were negotiating in good faith towards a definitive agreement.

On January 29, 2016, representatives of Morgan Stanley contacted a representative of Party D to inquire whether they would be interested in evaluating a potential strategic transaction with the Company.

On February 1, 2016, the Board held a regularly scheduled meeting, at which members of Company senior management and the Company’s regular external legal counsel and representatives of Morgan Stanley were in attendance. The Board discussed, among other things, the financial performance of the Company in FY 2015 against plan, and the FY 2016 plan, as well as the long-term forecasts that management had prepared in November 2015 and previously presented to the Board and that were included in the management presentations the Company had made to Party A and Parent in December 2015 and January 2016, respectively. The Board approved the FY 2016 Plan, which the Board considered fairly aggressive but that Company management believed was achievable so long as the Company executed well.

At that meeting, representatives of Morgan Stanley updated the Board on the meetings that had taken place between management of the Company and the managements of each of Parent and Party A, and representatives of Party C, noting that Party A was unlikely to make a bid for the Company in any near term scenario because of its own strategic reasons. Representatives of Morgan Stanley also discussed with the Board the various considerations relating to whether the Company should continue on a standalone basis, engage in a strategic transaction with Parent or another potential interested party, make a strategic acquisition and/or engage in a share repurchase program. They also discussed with the Board their preliminary view as to the Company’s standalone value and the January 27th Proposal, noting that the stock component of the January 27th Proposal appeared to be more attractive than the cash component based on their view that Parent appeared to be undervalued, and that there could be significant accretion based on future synergies generated by the combined company. The Board determined, based on the implied price of the January 27th Proposal and its preliminary view of the standalone value of the Company, and considering the views of Morgan Stanley, to reject the January 27th Proposal and instructed Morgan Stanley to advise Evercore that, while the Company may be interested in a transaction with Parent, the January 27th Proposal was not acceptable. The Board also decided that it should continue to selectively and discreetly reach out to potentially interested parties, based on its own understanding of the market and the views of Morgan Stanley as to likely interested parties. The Board instructed Morgan Stanley to broaden its outreach to date and to focus its outreach on those strategic and private equity parties that likely would have the interest and financial wherewithal to acquire the Company. Representatives of Morgan Stanley informed the Board that private equity firms would likely be less interested in pursuing a potential transaction with the Company and any offers from private equity firms would likely be less competitive than their strategic counterparts given the Company’s current profit margin structure. Taking into account these considerations, the Board directed representatives of Morgan Stanley to reach out to Party B, to continue engaging with Party A, Party C and Party D, and to reach out to the following additional private equity firms: Party E, Party F and Party G. The Board also approved Morgan Stanley’s target guidance to private equity firms and any other all-cash bidders that the Company would expect an offer price of no less than $15.00 in cash per Share.

On February 3, 2016, representatives of Morgan Stanley advised representatives of Evercore that the Board had rejected the January 27th Proposal and that the Company would require a materially higher offer than $12.00 per Share before it engaged further with Parent. Representatives of Evercore requested a counter-offer and informed representatives of Morgan Stanley that Parent indicated that it would want to announce any transaction with the Company prior to the announcement of its first fiscal quarter 2016 results on February 17, 2016. Representatives of Evercore also informed representatives of Morgan Stanley that Parent had indicated that it expected its results for the first fiscal quarter 2016 to be strong, that it was not willing to increase the stock component of its proposal, and that Parent was contemplating a transaction that would not require a vote by the stockholders of Parent under the NASDAQ rules with respect to stock issuances. Representatives of Morgan Stanley informed Evercore representatives that, if the Company were to permit Parent to conduct further due diligence of the Company, Parent would have to enter into a confidentiality agreement that was specific to a potential transaction, rather than continue to rely on the existing commercial confidentiality agreement between the companies.

Also on February 3, 2016, representatives of Morgan Stanley reached out to a member of senior management of Party D to inquire as to whether Party D may be interested in a potential strategic transaction with the Company, and were informed that Party D would need to evaluate internally and would revert.

On February 5, 2016, at a special meeting of the Board at which members of Company senior management and representatives of Morgan Stanley were in attendance, representatives of Morgan Stanley updated the Board on its discussions with Evercore, Party A, Party C and Party D, and its planned outreach that week to Party B, Party E, Party F and Party G, and noted that both Party A and Party C expressed interest in potentially pursuing an acquisition of the Company, though the interest was very preliminary in both instances.

Also on February 5, 2016, the Company engaged Sullivan & Cromwell LLP (“Sullivan & Cromwell”) as its external mergers and acquisitions legal advisor.

Later in the day on February 5, 2016, the Company and Parent entered into a confidentiality agreement with respect to a potential transaction which, among other things, provided for a one-year standstill that by its terms would terminate upon the Company’s entry into a merger agreement with a third party, including Parent.

Also on February 5, 2016, Mr. Hennessy, with representatives of Morgan Stanley in attendance, held a financial due diligence call with a representative of Party C, who indicated during the call that he did not expect to be able to make a proposal at an attractive premium to the Company’s then-current Share trading price.

On February 6, 2016, in light of Parent’s request that the Company provide Parent with a counter-offer, members of Company management, including Ms. Lo, Mr. Hennessy, Ian Whiting, Chief Commercial Officer of the Company, and Mr. Burstein, met with members of Parent management, including Mr. Carney, Mr. Fairfax, Jack Rondoni, Vice President of Storage Networking of Parent, Mr. Nolet, Rob Eggers, Vice President of Finance, Mr. Herrell, Mr. Rado and Mr. Cheng, to better understand the business and prospects of Parent. At this meeting, Parent presented the Company with information regarding its business, historical financial performance, , go-to-market strategy, product roadmap and the Parent projections for the Parent Low Range Forecasts and Parent High Range Forecasts as described in Item 4 below under the heading “Certain Financial Forecasts—Financial Forecasts for Parent”. The Company discussed potential synergy opportunities between the two companies. Representatives of Morgan Stanley and representatives of Evercore also attended the meeting. Members of Parent management also presented the Company with an updated and more detailed list of items that Parent requested the Company provide as part of its due diligence on the Company.

On February 7, 2016, representatives of Sullivan & Cromwell delivered to Paul Hastings LLP, Parent’s legal advisor (“Paul Hastings”), a due diligence request list of matters concerning Parent that the Company would need to review if the Company were to engage in a transaction with Parent.

On February 8, 2016, representatives of Morgan Stanley discussed with a representative of Party B whether Party B may be interested in exploring an acquisition of the Company and were informed that Party B would be interested in meeting with Company management.

Also on February 8, 2016, representatives of Morgan Stanley discussed with a representative of Party E whether Party E may be interested in exploring an acquisition of the Company and were informed that Party E would discuss internally and respond.

Also on February 8, 2016, representatives of Morgan Stanley discussed with a representative of Party F whether they may be interested in exploring an acquisition of the Company and were informed that Party F would discuss internally and respond.

Also on February 8, 2016, representatives of the Company, including Ms. Lo, Mr. Hennessy, and Mr. Rabinovitsj, and Morgan Stanley discussed with management of Party A responses to high level diligence questions regarding the Company’s business and go-to-market strategy.

On February 9, 2016, the Company announced its financial results for the fourth quarter and fiscal year ended December 31, 2015.

Also on February 9, 2016, representatives of Morgan Stanley discussed with a representative of Party G whether Party G may be interested in exploring an acquisition of the Company and were informed that Party G would be interested in an initial meeting with Company management.

On February 10, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance. Representatives of Morgan Stanley updated the Board on the discreet outreach to potential interested parties, their follow up conversations with Party A, Party B and Party C, and the February 6 meeting between members of management of the Company and Parent. They noted that Party D seemed reluctant to engage. Representatives of Morgan Stanley and Company senior management also discussed with the Board the financial information, including the Parent projections discussed at the February 6 meeting with the Company’s management, as well as certain other information regarding the Company and Parent.

Also on February 10, 2016, representatives of Evercore informed representatives of Morgan Stanley that Parent would not change its original proposal of $6.00 in cash and 0.75 of a share of Parent Common Stock per Share, as communicated in the January 27th Proposal, as the Company had not engaged in any negotiations.

Around February 11, 2016, a representative from Party H contacted representatives of Morgan Stanley expressing interest in discussing a potential strategic transaction with the Company.

Also around February 11, 2016, Party D informed representatives of Morgan Stanley that it was not interested in exploring an acquisition of the Company at this time.

On February 12, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to complete the matters that they had had on their agenda for their February 10, 2016 meeting but had not been able to cover. Representatives of Morgan Stanley informed the Board of its discussions with Evercore and updated the Board on their outreach to other potential interested parties since the Board last met, noting in particular that a management session had been scheduled for Party B. Representatives of Morgan Stanley also reviewed with the Board financial aspects of the January 27th Proposal, noting that its implied value, while representing an approximately 40% premium to then current trading price of the Company common stock, still was under $12.00 per Share. Representatives of Morgan Stanley also discussed with the Board whether, and if so, when the Company might put forward to Parent a counter-offer, as well as the value of specific counter-offers, depending on the amount of stock and cash in the counter-offer.

At the meeting, the Board also discussed whether this was a good time to explore a sale transaction, its views regarding Parent’s January 27th Proposal and the value of Parent long-term, and the advisability of talking to other potential interested parties. The Board determined that it would not make a decision as to whether and how to engage further with Parent until after Parent released its first quarter fiscal year 2016 earnings on February 17, 2016, to see how Parent’s quarterly results affected Parent’s stock price and to ensure that there was nothing that would be a surprise to the Company. The Board also discussed its desire to better understand the potential alternatives to a sale transaction, including the scenarios attendant to a stand-alone alternative. In that regard, the Board determined that it would request that representatives of Morgan Stanley and senior management provide the Board with a more in-depth review of potential alternatives to a sale that would best maximize the value of the Company while at the same time continue its outreach to potential interested parties.

Also on February 12, 2016, Mr. Garg, in the course of a discussion with a member of management of Party A about a number of topics unrelated to the Company, discussed Party A’s potential interest in a strategic transaction between Party A and the Company.

Also on February 12, 2016, the Company and Party B entered into a confidentiality agreement, which, among other things, provided for a one-year standstill that by its terms terminated upon the Company’s entry into a merger agreement with a third party, including Parent.

Also on February 12, 2016, Party F informed representatives of Morgan Stanley that it was not interested in evaluating a potential transaction with the Company.

On February 15, 2016, Ms. Lo, Mr. Hennessy and Mr. Rabinovitsj conducted a management presentation for certain members of management of Party B, which also included a discussion regarding the potential revenue synergy opportunities between the two companies. Representatives of Morgan Stanley also attended the presentation. At that meeting, representatives of Party B indicated that Party B did not expect to be in a position to make a decision on whether it wanted to explore a transaction with the Company until the end of February or beginning of March, unless Morgan Stanley advised them in the interim that circumstances required a quicker decision.

Also on February 15, 2016, Party E informed representatives of Morgan Stanley that it may be challenging to pursue a transaction with the Company at the premium that the Company would be interested in, but that it would still be interested in meeting with Company management.

On February 16, 2016, a representative of Party C reached out to Mr. Rabinovitsj expressing a desire to have an additional diligence session with Company management, even though it had indicated previously that it would not be in a position to make an attractive offer for the Company.

Also on February 16, 2016, representatives of Morgan Stanley discussed with management of Party A next steps in terms of evaluating a potential strategic transaction between Party A and the Company.

On February 17, 2016, Parent announced its financial results for the first fiscal quarter ended January 30, 2016, which exceeded its revenue and earnings guidance.

On February 18, 2016, Party C also informed representatives of Morgan Stanley that it may be interested in further exploring a potential transaction.

Also on February 18, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to understand the import of Parent’s first quarter results and receive an update on the potential bidder outreach process. During the meeting, representatives of Morgan Stanley updated the Board on the status of discussions and management sessions with potential interested parties, noting that it did not believe Party A was interested in pursuing an opportunity with the Company at this time and that management sessions were being scheduled with Party C, Party E and Party G. Representatives of Morgan Stanley also discussed with the Board the results of Parent’s first quarter fiscal year 2016 earnings and its updated fiscal year 2016 guidance and the fact that Parent’s stock was then trading at a range that implied that the value of the January 27th Proposal was approximately $13.00 per Share. The Board determined that it still did not believe the January 27th Proposal was sufficiently robust to engage in exclusive discussions with Parent and decided not to make a counter-offer to Parent until it had understood better the potential value other bidders might offer and it had received an updated analysis from Company senior management and representatives of Morgan Stanley of potential alternatives to a sale transaction.

Also on February 18, 2016, the Company and Party H entered into a confidentiality agreement that provided, among other things, for a one-year standstill that by its terms terminated upon the Company’s entry into a merger agreement with a third party, including Parent.

On February 19, 2016, Ms. Lo, Mr. Hennessy, and Mr. Rabinovitsj conducted a management presentation for representatives of Party H. Representatives of Morgan Stanley also attended the meeting.

Also on February 19, 2016, Mr. Garg met with representatives of Party E to ascertain Party E’s interest in acquiring the Company and was informed that Party E would find a take-private of the Company to be challenging, but would be interested in meeting with management of the Company to see if there were other opportunities that Party E would find attractive.

On February 21, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to review Morgan Stanley’s and Company management’s analyses of alternative value creation paths to selling the Company. Representatives of Morgan Stanley reviewed with the Board financial aspects of the following potential alternatives: (1) maintaining the status quo as a standalone company under three different scenarios: (a) the management case, which reflected the fiscal 2016 operating plan (which the Board considered fairly aggressive, but that Company management believed was achievable so long as the Company executed well), as well as management’s long-term forecasts, and which assumes that revenue growth due to market adoption of the Company’s small cell technology would begin in the second half of fiscal year 2017 and that the Company’s WLAN revenue growth will outpace the expected market growth by 3-4% annually, (b) the “faster small cell” growth case, which assumes accelerated market adoption of the Company’s small cell technology together with WLAN growth consistent with that assumed in the management case and which Company management viewed as extremely aggressive and unlikely to be achievable and therefore did not provide to Parent and (c) the “slower small cell” growth case, which assumes that market adoption of the Company’s small cell technology would take one year longer to mature than in the management case and that the Company’s WLAN revenue would grow 16% in 2016 and then grow in line with the market’s rate of growth for fiscal years 2017 through 2020 (each of the cases as provided by Company management and as described in this Item 4 under the heading “Certain Financial Forecasts—Financial Forecasts of the Company”), (2) implementing a share repurchase program (alone or in combination with the “faster small cell” and “slower small cell” alternatives), (3) making a strategic acquisition, and (4) engaging in a transaction with Parent.

At the meeting, representatives of Morgan Stanley also updated the Board on the status of discussions with potential interested parties, indicating that Party B was unlikely to be able to effect a transaction with the Company, that Party H did not appear to be interested in the Company’s core markets, and that Party C indicated on February 18, 2016 that it would only have interest in pursuing a potential transaction if Party C concluded that the Company’s margin structure could be fundamentally improved without impairing the Company’s expected revenue growth (which Company management did not believe likely but indicated to the Board it was evaluating). Representatives of Morgan Stanley also informed the Board that none of the private equity firms appeared to be likely to bid for the Company given the Company’s current profit margin structure, with representatives of Morgan Stanley noting that private equity firms would be more likely to find the combination of Parent and the Company attractive. After evaluating (i) the various risks to the potential alternatives reviewed by representatives of Morgan Stanley, including, among other things, the risks associated with the ability to execute the Company’s long-term plan in an increasingly competitive environment, the risks related to the timing of the small cell technology introduction, and the risks associated with the floating rate component of the stock based consideration, (ii) the fact that there did not appear to be any serious interested parties other than Parent emerging that would be able to make competitive proposals, and (iii) the need to bring to a resolution the various discussions so that management could focus on running the Company’s business, the Board concluded that a transaction with Parent at the right price was the most attractive alternative and authorized representatives of Morgan Stanley to communicate a counter-offer to representatives of Parent of $8.00 in cash and 0.75 of a share of Parent Common Stock per Share, with a then indicative value of $15.19 (based on the closing price of Parent Common Stock on February 19, 2016), while continuing to engage with other potential bidders.

On February 21, 2016, at the direction of the Board, representatives of Morgan Stanley conveyed to representatives of Evercore the Company’s counter-offer to Parent of $8.00 in cash and 0.75 of a share of Parent Common Stock per Share.

On February 23, 2016, representatives of Party G reached out to representatives of Morgan Stanley to schedule a meeting with Company management.

Also on February 23, 2016, a representative of Party A informed Morgan Stanley that it was not interested in engaging in an acquisition of the Company at this time.

Also on February 23, 2016, representatives of Party B’s financial advisor contacted representatives of Morgan Stanley and reported that Party B’s board of directors would be meeting during the week of February 29, 2016, and at that time would discuss whether to make a potential offer. During this time, the Company also responded to high level due diligence requests from Party B.

On February 26, 2016, the Company received from Parent a revised written non-binding proposal to acquire the Company for a price of $6.25 in cash and 0.75 of a share of Parent Common Stock per Share (the “February 26th Proposal”), implying a total value of approximately $13.70 per Share based on the closing price of Parent Common Stock on February 26, 2016. The February 26th Proposal represented a premium of approximately 41% to the Company’s closing stock price as of February 26, 2016. Ms. Lo promptly distributed the February 26th Proposal to members of the Board. The February 26th Proposal did not contain a financing condition. The February 26th Proposal also contemplated a 30-day exclusivity period that automatically extended for unlimited successive one-week periods as long as Parent and the Company were negotiating in good faith.

Also on February 26, 2016, representatives of Evercore informed representatives of Morgan Stanley that Parent had indicated that it was unlikely to increase its proposal but that if a transaction were to proceed, Parent had indicated that it was anticipating increasing its existing share repurchase program in order to repurchase over a near term post-transaction horizon a number of shares of Parent Common Stock up to the number of shares of Parent Common Stock that would be issued in the acquisition in order to offset some or all of the dilution resulting from the proposed transaction.

On February 29, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to consider the February 26th Proposal and to receive an update of the outreach process to other potential bidders. Representatives of Morgan Stanley informed the Board that they had not heard from Party H since the management session, but they had assessed their interest was tepid (based on Party H’s verbal feedback during the February 19, 2016 meeting between Party H and Company management teams), that a management session with Party E was occurring later that day, that a management session with Party G was in the process of being scheduled and that Party B’s board was meeting that week to discuss a possible offer. Representatives of Morgan Stanley also updated the Board with respect to its conversations with Evercore and discussed with the Board the financial aspects of the February 26th Proposal. Representatives of Morgan Stanley also advised the Board that they did not believe that Parent would be willing to increase its offer by more than $0.25 or $0.50 a share. Following review and discussion of an updated stand-alone versus Parent transaction analysis prepared by representatives of Morgan Stanley, and concluding that engaging with Parent was most likely to elicit the best alternative for the Company’s stockholders even at a lower price than they had been negotiating for, and that protracted management distraction was not in the best interests of the Company’s stockholders, the Board authorized Ms. Lo to communicate directly to Mr. Carney a revised counter-proposal of $7.00 in cash and 0.75 of a share of Parent Common Stock per Share (which implied a total value of $14.45 on February 29, 2016) and authorized representatives of Morgan Stanley to continue to engage with other potential bidders.

On February 29, 2016, the Company and Party E entered into a confidentiality agreement which, among other things, provided for a one-year standstill that by its terms terminated upon the Company’s entry into a merger agreement with a third party, including Parent.

Also on February 29, 2016, Ms. Lo, Mr. Hennessy, Mr. Rabinovitsj and Mr. Garg conducted a management presentation for representatives of Party E. Representatives of Morgan Stanley also attended the meeting. At this meeting, representatives of Party E communicated to Ms. Lo that Party E would find an a transaction with the Company at the premium that the Company would be interested in to be challenging and that Company management would need to make a financial investment in any such transaction.

On March 1, 2016, Party H informed representatives of Morgan Stanley that it was not interested in engaging further in exploring a potential transaction with the Company.

On March 3, 2016, the Company and Party G entered into a confidentiality agreement which, among other things, provided for a one-year standstill that by its terms terminated upon the Company’s entry into a merger agreement with a third party, including Parent. A meeting with Party G and Company management was scheduled for March 14, 2016.

Also on March 3, 2016, Mr. Hennessy, Mr. Rabinovitsj and representatives of Morgan Stanley discussed additional financial due diligence with a representative of Party C; at the conclusion of the meeting, the Party C representative indicated that Party C would not be making a proposal to acquire the Company.

On March 4, 2016, Ms. Lo met with Mr. Carney and delivered the Company’s counter-proposal of $7.00 in cash and 0.75 of a share of Parent Common Stock per Share (or an implied value of approximately $14.68 per Share based on the closing price of Parent Common Stock on March 3, 2016). At that meeting, Ms. Lo impressed upon Mr. Carney the business opportunities that the Company was pursuing and the possible revenue synergy opportunities of a potential combination.

Around this time, representatives of Party B’s financial advisor informed representatives of Morgan Stanley that the board of directors of Party B had met and declined to approve making a proposal at that meeting but also indicated a desire to conduct more due diligence on the Company.

On March 7, 2016, representatives of Party B’s financial advisor reached out to representatives of Morgan Stanley requesting a further management session for March 15, 2016. Party B’s financial advisor also indicated that the timing of a transaction with the Company at that time was not opportune. Representatives of Morgan Stanley indicated to Party B’s financial advisor that negotiations with another party were active, that it was possible that the Company could enter into exclusivity with another party and that Party B would need to move quickly if it wished to participate in a potential transaction with the Company.

Also on March 7, 2016, Party E informed representatives of Morgan Stanley that they were unable to reach the price range that representatives of Morgan Stanley had indicated that they would need to reach with respect to an offer.

On March 9, 2016, the Company received from Parent a written non-binding proposal to acquire the Company for $6.45 in cash and 0.75 of a share of Parent Common Stock per Share (the “March 9th Proposal”), implying a total value of approximately $14.06 per Share based on the closing price of Parent Common Stock on March 9, 2016 and cash/stock split of 46%/54%. This revised offer represented a premium of approximately 46% to the closing price of the Shares as of March 9, 2016. The March 9th Proposal did not contain a financing condition. The March 9th Proposal also contemplated a 30-day exclusivity period that was automatically extended for unlimited successive one-week periods as long as Parent and the Company were negotiating in good faith. Following receipt of the March 9th Proposal, Mr. Carney informed Ms. Lo that this was the highest price for the Company that Parent was willing to offer.

Also on March 9, 2016, Ms. Lo met with a member of management of Party A who informed Ms. Lo that Party A was not interested in pursuing a potential strategic transaction with the Company at that time.

On March 10, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to consider the March 9th Proposal and to receive an update on the outreach process to other potential bidders. Representatives of Morgan Stanley discussed the financial aspects of the March 9th Proposal, noting that the premium represented by the March 9th Proposal was in the upper quartile of cash/stock technology transactions in the past year, and those transactions had a greater percentage of stock than did the March 9th Proposal. Representatives of Morgan Stanley also informed the Board, among other things, that Parent considered the exclusivity component of the March 9th Proposal to be very important. Representatives of Morgan Stanley also updated the Board on the status of discussions with potential interested parties, including that Party B had not made an offer even though its Board had met to consider making an offer and it had been informed that it would need to move quickly, and that even though Party G continued to be interested in doing diligence, Morgan Stanley did not expect Party G to present an offer that would match or exceed the terms that Parent was proposing. Ms. Lo further reported that, even if Party E were inclined to bid, which both Ms. Lo and representatives of Morgan Stanley did not think likely given the low margin structure of the Company, Party E had indicated that they would expect Company management to make a financial investment in the transaction – something that was not palatable to management. Based on the fact that there did not appear to be any more real value to be extracted from Parent and no real interest from other identified parties, the Board decided it would be in the best interests of the Company and its stockholders to explore further a potential transaction with Parent on the basis of the March 9th Proposal and that, if exclusivity were required, it should be only for a limited period of time.

Later in the evening on March 10, 2016, Ms. Lo informed Mr. Carney that the Board would be willing to proceed with discussions on the basis of the March 9th Proposal but was not prepared to proceed on an exclusive basis.

Also on March 10, 2016, representatives of Morgan Stanley communicated to representatives of Evercore the fact that Parent’s exclusivity proposal was not acceptable to the Board.

On March 11, 2016, representatives of Evercore informed representatives of Morgan Stanley that Parent was not willing to proceed with discussions on a non-exclusive basis.

Also on March 11, 2016, representatives of Party E reached out to Mr. Rabinovitsj to follow up on discussions during the February 29 meeting to try to understand management’s view of whether there was any basis for a potential transaction in light of Party E’s reticence with respect to a take-private of a high growth company like the Company.

Later in the day on March 11, 2016, representatives of Morgan Stanley reached out to Party B’s financial advisor indicating that it needed to move quickly if it were interested. Party B did not give any indication that it would do so.

Also on March 11, 2016, the Company made available to Parent and its representatives an online data site containing certain limited information concerning the Company.

During the period from March 11, 2016 to March 13, 2016, representatives of Sullivan & Cromwell and Paul Hastings and representatives of Morgan Stanley and Evercore negotiated the terms of the exclusivity agreement. On March 13, 2016, the Company and Parent entered into an exclusivity agreement providing for a 20-day exclusivity period in connection with the negotiation of a potential transaction, with the possibility of a one-time 7-day extension so long as Parent was acting in good faith to negotiate and promptly execute a definitive acquisition agreement on terms substantially similar to the March 9th Proposal.

Also on March 13, 2016, representatives of Morgan Stanley reached out to Party G and indicated that the Company management meeting scheduled for March 14, 2016 would need to be rescheduled. Party G made no attempt to reschedule the meeting thereafter.

From March 11, 2016 through April 3, 2016, Parent and its representatives engaged in a due diligence review of the Company, the Company and its representatives engaged in a due diligence review of Parent, and the parties and their respective representatives had numerous discussions regarding their businesses.

On March 17, 2016, representatives of Paul Hastings sent a draft Merger Agreement to representatives of Sullivan & Cromwell, which included, among other things, a 5% termination fee payable in the event that, among other situations, the Company were to terminate the Merger Agreement to enter into an alternative transaction and also included a reverse break fee in the event that Parent were to fail to close the transaction when the closing conditions had been met because it had not been able to obtain its financing, provided Parent with the right to extend the tender offer when the closing conditions had been met if it has not obtained its financing, and required a certain undefined amount of cash to be on hand at the Company at closing. The draft also indicated a request that Ms. Lo and the Company’s other named executive officers deliver a tender and support agreement pursuant to which they agree to tender their shares in the Offer.

On March 19, 2016, representatives of Paul Hastings sent a draft of the Support Agreement to representatives of Sullivan & Cromwell.

On March 21, 2016, representatives of Sullivan & Cromwell sent a revised draft of the Merger Agreement to representatives of Paul Hastings, which, among other things, proposed a 2% termination fee, eliminated all the provisions that were conditioned on the availability of Parent’s financing and rejected certain Parent termination rights. In the draft, representatives of Sullivan & Cromwell indicated that Parent’s request for a tender and support agreement from Ms. Lo and the Company’s other named executive officers was under consideration.

On March 22, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance to obtain a brief update of the process with Parent and the negotiations of the Merger Agreement. During the meeting, representatives of Sullivan & Cromwell and Morgan Stanley informed the Board about the key issues that had surfaced, the progress that Parent had made with respect to its due diligence on the Company and the fact that Parent’s lenders were progressing toward making the financing commitments Parent had requested.

On March 23, 2016, Parent made available to the Company and its representatives an online data site containing certain information concerning Parent.

On March 24, 2016, the Board held a special meeting, at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to update the Board on the process with Parent and to discuss the key issues in the Merger Agreement. During the meeting, representatives of Sullivan & Cromwell and Morgan Stanley informed the Board about the key issues that had surfaced, including the matters related to Parent’s financing that had been discussed at the previous Board meeting, as well as Parent’s positions with respect to employee matters and the various triggers for receiving a break fee. The Board also discussed the fact that Parent wanted to structure the transaction as an exchange offer followed by a merger under Section 251(h) of the DGCL, and the fact that the transaction would be fully taxable to the shareholders of the Company because Parent did not want to take on the risks associated with a structure that would allow for a tax-free transaction. The Board concluded that there would not be a material difference to most stockholders between the effects of a taxable transaction and a “tax-free” transaction in which stockholders would be taxed on gain to the extent of the cash in the transaction.

On March 26, 2016, representatives of Paul Hastings sent a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell, which included, among other things, a 4.5% termination fee and the same financing-related provisions contained in the initial draft of the Merger Agreement. The draft also reiterated a request that Ms. Lo and the other named executive officers of the Company deliver a tender and support agreement pursuant to which they agree to tender their shares in the Offer.

On March 27, 2016, representatives of Paul Hastings and Sullivan & Cromwell discussed their respective positions on the terms of the Merger Agreement and the Support Agreement.

Also, on March 27, 2016, representatives of Sullivan & Cromwell sent a revised draft of the Merger Agreement to representatives of Paul Hastings, which again included the previous key positions that were included in the March 21 draft of the Merger Agreement.

Also on March 27, 2016, Ms. Lo and Mr. Carney met to discuss the potential revenue opportunities of the two businesses as well as certain of the open issues between the two parties, including matters relating to the treatment of equity awards in the transaction and employee-related covenants in the Merger Agreement.

On March 28, 2016, Mr. Carney emailed Ms. Lo indicating that he would like most of the Company’s executive officers to enter into employment agreements with Parent coincident with the signing of the transaction, which would be effective upon closing of the merger.

On March 29, 2016, the Board held a special meeting, at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance to receive an update on the negotiations of the Merger Agreement and the process with Parent. During the meeting, representatives of Sullivan & Cromwell and Morgan Stanley informed the Board about the key issues that continued to be negotiated, including the financing conditionality that had been discussed at the previous Board meetings, as well as Parent’s positions with respect to employee matters and triggers for receiving a break fee, the progress that had been made on other issues, and the fact that Parent was only requiring Ms. Lo to enter into a tender and support agreement with respect to the Offer. Ms. Lo also informed the Board that Mr. Carney had requested discussions with Ms. Lo about retention of executive officers in connection with any transaction. The Board determined that it would not be comfortable with more than two employment agreements being entered into prior to signing any transaction.

On March 31, 2016, representatives of Paul Hastings sent representatives of Sullivan & Cromwell a revised draft of the Merger Agreement, which, among other things, included a 4.5% termination fee, accepted elimination of the reverse break fee and other financing-related provisions that the previous Sullivan & Cromwell drafts had eliminated, but continued to provide for a termination fee payable in the event that the Company breaches the no solicitation of competing proposals covenants in the Merger Agreement.

Later in the day on March 31, 2016, representatives of Paul Hastings and Sullivan & Cromwell discussed the terms of the Merger Agreement.

Later in the day on March 31, 2016, the Board held a special meeting, at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to discuss on a preliminary basis Morgan Stanley’s analysis of the fairness from a financial point of view of the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement, and to receive an update on the negotiations of the Merger Agreement, the status of diligence of the two companies, and the commitments of the Parent lenders. Representatives of Morgan Stanley took the Board through its analysis as of March 31, 2016. Representatives of Sullivan & Cromwell informed the Board that the remaining key issues included Parent’s desire for a 4.5% termination fee and the right to terminate the Merger Agreement and collect a fee upon a breach of the no-solicitation provisions, as well as certain employee-related matters. Members of Company management and representatives of Sullivan & Cromwell and Morgan Stanley also updated the Board on the results of the Company’s due diligence on Parent as well as the fact that Parent’s due diligence on the Company was almost completed, and that Parent would only be requiring employment agreements from Ms. Lo and Mr. Hennessy, and that the agreements would provide for 50% of their unvested Company RSUs and Company PSUs to be converted into Parent RSUs that would vest on the first anniversary of the closing of the transactions.

On April 1, 2016, representatives of Sullivan & Cromwell sent a revised draft of the Merger Agreement to representatives of Paul Hastings, which included, among other things, a 2.75% termination fee and eliminated the termination fee payable in the event of the Company’s breach of the no solicitation of competing proposals covenants.

On April 2, 2016, representatives of Paul Hastings sent a revised draft of the Merger Agreement to representatives of Sullivan & Cromwell, which, among other things, included a termination fee of $50 million plus up to $10 million of expenses, representing approximately 4.1% of the equity value of the transaction.

Also on April 2, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance to review the outstanding issues relating to employees of the Company and to receive an update regarding the remaining non-employee issues outstanding in the negotiation of the Merger Agreement. During the meeting, Company senior management informed the Board that the respective managements of Parent and the Company would be meeting later in the day to attempt to resolve the open employee-related issues, and representatives of Sullivan & Cromwell informed the Board that the size of the termination fee as well as certain triggers of the termination fee remained open but that all other material non-employee related issues had been resolved and that the commitment letter documentation was almost completely negotiated.

Later in the evening on April 2, 2016, representatives of Sullivan & Cromwell sent a revised draft of the Merger Agreement to representatives of Paul Hastings which included, among other things, a termination fee of $44 million, representing approximately 3% of the equity value of the transaction.

In the morning of April 3, 2016, Ms. Lo and Kathleen Swift, Vice President of Human Resources of the Company, and Mr. Carney and Ms. Goode discussed and resolved the open issues in the Merger Agreement pertaining to employee-related matters.

During the day on April 3, 2016, there were further negotiations regarding the size of the termination fee, with representatives of Paul Hastings first proposing $54 million (3.7% of equity value), representatives of Sullivan & Cromwell proposing $48 million (3.25% of equity value) and representatives of Paul Hastings proposing $50 million (3.4% of equity value) and representatives of Paul Hastings and Sullivan & Cromwell finalizing other aspects of the Merger Agreement.

During the period between March 19, 2016 and April 3, 2016, representatives of Sullivan & Cromwell and Paul Hastings had numerous conversations regarding the draft Merger Agreement and also negotiated the terms of the Support Agreement.

In addition to discussions surrounding the size and triggers for the termination fee, the principal points of negotiation of the terms of the Merger Agreement included the scope of the Company’s representations and warranties, the Company’s obligations between signing and closing, including restrictions related to non-solicitation and the recommendation of the Board with respect to the Offer and the Merger, conditions to the Offer, the level of efforts required to effect the Offer and the Merger, the circumstances under which the Merger Agreement is terminable, the timing of the payment of the termination fee, and employee-related matters.

On April 3, 2016, the Board held a special meeting at which members of Company senior management and representatives of Sullivan & Cromwell and Morgan Stanley were in attendance, to determine whether to approve the Merger Agreement. Representatives of Sullivan & Cromwell discussed the changes to the Merger Agreement since the previous Board meeting, noting that the only open item was the size of the termination fee. The Board determined to accept Parent’s proposed termination fee of $50 million, after concluding that it would not deter any other bidder from making a proposal for the Company. Representatives of Morgan Stanley reviewed with the Board Morgan Stanley’s financial analysis of the transaction and rendered to the Board an oral opinion, subsequently confirmed in writing, that as of April 3, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders. Following further consideration and discussion, the Board unanimously determined that the terms of the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, determined that it is in the best interests of the Company and its stockholders to enter into, and declared advisable, the Merger Agreement, approved the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements pursuant to the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, upon the terms, and subject to the conditions, contained in the Merger Agreement and resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On April 3, 2016, Ms. Lo and Mr. Hennessy entered into Offer Letters with Parent, as described under Item 3 under the heading “Other Arrangements with Executive Officers—Offer Letters with Parent”, contingent upon signing the Merger Agreement and closing of the Offer and the Merger.

Later in the day on April 3, 2016, following receipt of the final lender commitment letter documents, the parties entered into the Merger Agreement. Also in connection with the signing of the Merger Agreement, Ms. Lo entered into the Support Agreement, as described under Item 3 under the heading “Agreements between the Company, Parent and Purchaser—Support Agreement”.

Reasons for the Board’s Recommendation

At a meeting held on April 3, 2016, the Board determined that the Offer and the Merger was advisable, fair to, and in the best interests of, its stockholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that its stockholders tender their Shares in the Offer.

In evaluating the Offer, the Merger, and the Merger Agreement, the Board consulted with members of Company senior management, as well as the Company’s external legal and financial advisors, and considered a number of factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger (not in any relative order of importance), each of which the Board believed supported its determination and recommendation:

•	the historical share prices of the Company and Parent, including the fact that the implied value of the Offer Consideration of $14.43 per share of Company common stock (based on the closing price of Parent Common Stock on April 1, 2016, the last trading day prior to the approval by the Board of the Merger Agreement) represents:

•	an approximate premium of 44% based on the closing price per Share of $10.00 on April 1, 2016; and

•	an approximate premium of 48% based on the average closing price per Share of $9.76 over the 30 trading day period ended April 1, 2016;

•	the fact that a portion of the transaction consideration is comprised of shares of Parent Common Stock, so that the Company’s stockholders will have an ability to participate in any future share price appreciation of the combined company and potential revenue and cost synergies created by the transaction;

•	the belief of the Board that the Offer and the Merger are more favorable to the Company’s stockholders than the potential value that might result from the other alternatives reasonably available to the Company, including the alternative of remaining a standalone public company and other strategies that might be pursued as a standalone public company, including a share repurchase program or pursuing a strategic acquisition;

•	the expectation that Parent would repurchase approximately a number of shares equal to all shares issued in conjunction with the Offer and the Merger, over the near term following the Closing;

•	the risks inherent in the Company’s ability to execute against its standalone plan, including the increasing competition facing the Company, general uncertainty surrounding macroeconomic conditions in various markets in which the Company does business, risks associated with the timing of market adoption of the Company’s small cell technology and other risks set forth in the section entitled “Risk Factors” in the Prospectus/Offer to Exchange;

•	the recent and expected continued industry consolidation in the Company’s markets, which has made, and is expected to make, it more difficult, for the Company to compete as a stand-alone company;

•	the Board’s familiarity with the business, operations, financial condition, strategy, industry in which the Company competes, and market conditions;

•	information and discussions with the Company’s management and advisors regarding Parent’s business, operations, financial condition, strategy and prospects;

•	the opportunity for the combined company to accelerate substantial cross-selling through complementary vertical markets;

•	information and discussions with Company management regarding Parent’s business, assets, results, current business strategy and prospects, and the belief of the Board that Parent would likely be able to execute on the Company’s long term plan;

•	the fact that the stock portion of the Offer Consideration is fixed so that Company stockholders will be able to take advantage of any increase in the trading price of Parent Common Stock over time;

•	the fact that the Offer Consideration reflects extensive negotiations between the Company and Parent and their respective external advisors and the Board’s belief, after consultation with the Company’s financial advisors, that the Offer Consideration was the highest Parent was willing to pay;

•	the oral opinion, subsequently confirmed in writing, that as of April 3, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. You are urged to read Morgan Stanley’s written opinion, which is set forth in its entirety in Annex A and is incorporated by reference in this Schedule 14D-9 in its entirety, and the description of the opinion and the related financial analyses presented by Morgan Stanley provided in this Item 4 under the heading “Opinion of the Company’s Financial Advisor”;

•	the absence of any financing condition to consummation of the Offer or the Merger, and the delivery by Parent of a debt commitment letter setting forth financing commitments with limited conditions (essentially co-extensive with the conditions to the Offer and the Merger) for financing to consummate the transactions under the Merger Agreement;

•	the Company’s ability, under certain limited circumstances, to furnish information to, and conduct negotiations with, third parties who put forward an unsolicited offer regarding an acquisition proposal that is, or would reasonably be expected to lead to, a superior proposal;

•	the Company’s ability, subject to certain conditions, to terminate the Merger Agreement in order to accept a superior proposal, subject to paying or causing to be paid to Parent the termination fee of $50 million;

•	the Board’s belief that the $50 million termination fee was reasonable and was not likely to deter any potential bidder from making a competing acquisition proposal;

•	the ability of the Board, under certain circumstances and subject to certain conditions, to change its recommendation of the Offer in response to a superior proposal or in response to an intervening event;

•	the solicitation process conducted by the Board, with the assistance of Morgan Stanley, and the fact that the solicitation process did not result in any proposals to acquire the Company other than from Parent; and

•	the availability of appraisal rights under Delaware law to holders of Shares who do not tender their Shares in the Offer and comply with all of the procedures required under Delaware law to perfect appraisal rights.

The Board also considered a variety of risks and potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following (not in any relative order of importance):

•	the fact that the stock portion of the Offer Consideration is fixed so that Company stockholders could be adversely affected by a decrease in the trading price of Parent Common Stock, and the fact that the Merger Agreement does not provide the Company with a right to terminate the Merger Agreement solely because the trading price of Parent Common Stock declines;

•	the risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on business, channel partner, distributor, supplier and customer relationships and the operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and Closing;

•	the fact that the Merger Agreement restricts the Company’s ability to engage in discussions regarding competing proposals unless the failure to engage would be inconsistent with the Board’s exercise of its fiduciary duties, or to solicit competing proposals;

•	that the Company is obligated to pay Parent a termination fee of $50 million if the Merger Agreement is terminated under certain circumstances, including if the Board changes its recommendation (other than in certain circumstances) or if the Company terminates the Merger Agreement to accept a superior proposal;

•	the risk that the Offer or the Merger may not be consummated despite the parties’ efforts or that consummation may be unduly delayed, including the possibility that the conditions to the parties’ obligations to complete the Offer or the Merger, including receipt of required regulatory approvals, may not be satisfied and the potential resulting disruptions to the Company’s business;

•	the risk that the debt financing contemplated by the debt commitment letter may not be obtained despite the debt commitment letter Parent has obtained;

•	the fact that the Company’s executive officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders, and the risk that these interests might influence their decision with respect to the transactions contemplated by the Merger Agreement, as more fully described above under Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company” and “Other Arrangements with Executive Officers”;

•	the fact that the receipt of a combination of cash and Parent Common Stock in exchange for shares of the Company’s common stock pursuant to the Merger will be a taxable transaction to the Company stockholders for U.S. federal income tax purposes;

•	the challenges of combining the business of the Company with that of Parent and the risks associated with achieving the limited anticipated synergies; and

•	various other risks associated with the Offer and the Merger and the business of the Company and the combined company described in the section entitled “Risk Factors” in the Prospectus/Offer to Exchange.

After considering the foregoing potentially positive and potentially negative factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer and the Merger outweighed the risks and other potentially negative factors associated with the Merger Agreement, the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is intended to be a summary and is not intended to be exhaustive, but includes the principal material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer, the Merger and the Merger Agreement, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information it received and the investigation it conducted.

It should be noted that this explanation of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed below in Item 4 under the heading “Forward-Looking Statements.”

For the reasons described above, and in light of other factors that the Board believed were appropriate, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their shares of the Company’s common stock pursuant to the Offer.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, other than the sale by Mr. Antoun of 3,700 Shares and the sale by Mr. Maples of 5,200 Shares, in each case, expected to occur prior to the Acceptance Time, pursuant to 10b5-1 plans that were previously adopted, as described above in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of the Company—Consideration for Shares,” all of the Company’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of the Company’s Financial Advisor

In connection with the Offer and the Merger, at the meeting of the Board on April 3, 2016, Morgan Stanley & Co. LLC (“Morgan Stanley”), the Company’s financial advisor, rendered to the Board its oral opinion, subsequently confirmed in writing, that as of April 3, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated as of April 3, 2016, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

Morgan Stanley’s opinion was addressed to the Board, in its capacity as such, and addresses only the fairness from a financial point of view of the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to whether the stockholders of the Company should tender Shares into the Offer, or take any other action in connection with the Offer and the Merger.

The Company retained Morgan Stanley to provide it and the Board with financial advisory services and the Board with a financial opinion in connection with the sale of the Company. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs. At the meeting of the Board on April 3, 2016, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of April 3, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of April 3, 2016, is attached to this Schedule 14D-9 as Annex A and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was addressed to the Board, in its capacity as such, and addresses only the fairness from a financial point of view of the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement as of the date of the opinion. It did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to whether the stockholders of the Company should tender Shares into the Offer, or take any other action in connection with the Offer and the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company and Parent, respectively;

•	reviewed certain financial projections prepared by the managements of the Company and Parent, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and Parent, respectively;

•	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with the Company’s senior executives;

•	discussed the past and current operations and financial condition and the prospects of Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Parent;

•	reviewed the pro forma impact of the Merger on Parent’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Shares and Parent Common Stock;

•	compared the financial performance of the Company and Parent and the prices and trading activity of the Shares and Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and Parent, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

•	reviewed a final draft, dated April 3, 2016, of the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company and Parent, and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the management of the Company and Parent that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Parent of the future financial performance of the Company and Parent. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment of any terms or conditions and that the definitive Merger Agreement would not differ in any material respect from the draft furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of the Company and Parent of: (i) the strategic, financial and other benefits expected to result from the Offer and the Merger; (ii) the timing and risks associated with the integration of the Company and Parent; and (iii) the validity of, and risks associated with, the Company and Parent’s existing and future technologies, intellectual property, products, services and business models. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Parent and the Company and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Consideration to be received by the holders of Shares in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company or Parent, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, April 3, 2016. Events occurring after April 3, 2016 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter to the Board dated April 3, 2016. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 1, 2016, the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions, including the Offer and the Merger. The various analyses summarized below were based on the closing price of $10.00 per Share and $10.64 per share of the Parent Common Stock as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement), and are not necessarily indicative of current market conditions. Based on the closing price per share of the Parent Common Stock of $10.64 and the per Share Offer Consideration comprised of $6.45 in cash and an exchange ratio of 0.75 of a share of Parent Common Stock for each Share, the implied value of the transaction price per Share was $14.43 and the implied all-stock exchange ratio was 1.36x as of April 1, 2016.

Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon the Company Forecasts (defined below). These financial projections are more fully described below in this Item 4 under the heading “Certain Financial Forecasts”.

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (we refer to these companies as the comparable companies). These companies were the following:

•	A10 Networks, Inc.

•	Aerohive Networks, Inc.

•	Brocade Communications Systems, Inc.

•	Cisco Systems, Inc.

•	Extreme Networks, Inc.

•	F5 Networks, Inc.

•	Hewlett Packard Enterprise Company

•	Juniper Networks, Inc.

•	Ubiquiti Networks, Inc.

•	Zebra Technologies Corporation

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully-diluted market capitalization plus total debt, plus non-controlling interest, less cash and cash equivalents, to adjusted EBITDA, which Morgan Stanley defined as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation, as well as of price to earnings, which Morgan Stanley defined as the ratio of price per share to estimated earnings per share, for calendar years 2016 and 2017, of each of these comparable companies based on publicly available financial information compiled by Thomson Reuters for comparison purposes. For the purposes of this analysis and certain other analyses described below, unless otherwise indicated, Morgan Stanley utilized publicly available Thomson Reuters financial information for the Company available as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement), which is referred to below as the street case.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of aggregate value to adjusted EBITDA multiples and of price to earnings multiples and applied these ranges of multiples to the estimated relevant metric for the Company. For purposes of this analysis, Morgan Stanley utilized publicly available estimates of aggregate values and adjusted EBITDA, and price as a multiple of earnings prepared by equity research analysts, available as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement).

Based on the outstanding Shares on a fully-diluted basis (including outstanding options, restricted stock awards and restricted stock units) as of April 1, 2016, Morgan Stanley calculated the estimated implied value per Share as of April 1, 2016 as follows:

Calendar Year Financial Statistic	Comparable Company Multiple Ranges	Implied Value Per Share ($)
Street Case
Aggregate Value to Estimated 2016 Adjusted EBITDA	9.0x – 11.0x	8.60 – 9.95
Price to Estimated 2016 Earnings	16.0x – 20.0x	8.83 – 11.04
Aggregate Value to Estimated 2017 Adjusted EBITDA	7.0x – 10.0x	8.61 – 11.22
Price to Estimated 2017 Earnings	13.0x – 17.0x	7.83 – 10.23

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable company data.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley compared publicly available statistics for select networking equipment vendor transactions occurring between 2008 and 2016. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Offer and the Merger, most notably because they were similar networking equipment transactions. The following is a list of the networking equipment transactions reviewed:

Selected Networking Equipment Vendor Transactions (Target / Acquiror)

Alcatel-Lucent / Nokia Corporation

Aruba Networks, Inc. / Hewlett-Packard Company

Riverbed Technology, Inc. / Thoma Bravo

Motorola Solutions, Inc. Enterprise Business / Zebra Technologies Corporation

3Com Corporation / Hewlett-Packard Company

Tandberg ASA / Cisco Systems, Inc.

Foundry Networks, Inc. / Brocade Communications Systems, Inc.

For the transactions listed above, Morgan Stanley noted the following financial statistics where available: (1) the multiple of aggregate value of the transaction to the last twelve months revenue and (2) the multiple of price per share of the transaction to last twelve months earnings per share, in each case based on publicly available information as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement).

In connection with the precedent transaction premia analysis, Morgan Stanley also reviewed 24 select precedent transactions occurring between 2014 and April 1, 2016 that involved the acquisition of U.S. publicly-listed companies for values greater than $300 million in which both the stock consideration and the cash consideration were between 40% and 60% of the total consideration. For these transactions, Morgan Stanley noted the distributions of the following financial statistics, where available: (1) the implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); (2) the implied premium to the acquired company’s 30-trading-day average closing share price prior to announcement (or the last 30-trading-day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news); and (3) the implied premium to the acquired company’s last twelve month high share price prior to announcement (or the last twelve month high share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for the Company. For purposes of aggregate value to LTM revenue and price per share to LTM earnings per share, Morgan Stanley utilized 2015 actual values for the Company. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistics	Representative Ranges	Implied Value Per Share ($)
Precedent Networking Equipment Vendor M&A Transaction Multiples
Aggregate Value to LTM Revenue	2.0x – 3.5x	9.66 – 14.98
Price to LTM Earnings per Share	18.0x – 25.0x	7.74 – 10.75

Precedent Cash/Stock Transaction Premia
Premium to 1-Day Prior Closing Share Price	15% – 40%	11.50 – 14.00
Premium to 30-Day Average Closing Share Price	20% – 40%	11.72 – 13.67
Premium to Last Twelve Month High Share Price	(5%) – 5%	12.64 – 13.97

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. The fact that points in the range of implied value per Share derived from the valuation of precedent transactions were less than or greater than the Offer Consideration to be received by the holders of Shares (other than Excluded Shares) is not necessarily dispositive in connection with Morgan Stanley’s analysis of such consideration, but one of many factors Morgan Stanley considered.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per Share based on a discounted cash flow analysis to value the Company as a stand-alone entity. Morgan Stanley utilized estimates from the Company Forecasts (consisting of the Company Slower Small Cell Forecasts, the Company Management Case Forecasts and the Company Faster Small Cell Forecasts, each as defined below) for purposes of its discounted cash flow analysis, as more fully described below. The Company Forecasts are more fully described below in this Item 4 under the heading “Certain Financial Forecasts—Financial Forecasts of the Company”.

Morgan Stanley first calculated the estimated free cash flow, which is defined as adjusted earnings before interest, taxes, depreciation and amortization, less (1) stock-based compensation expense, (2) taxes and (3) capital expenditures, and less or plus, as applicable, (4) changes in working capital. The Company Forecasts through 2020 were based on projections prepared by the Company’s management, and the estimates for calendar years 2021 through 2025 represented an extrapolation of 2020 estimates. Based on the variable year-to-year growth rate present in these projections and extrapolations, Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2016 through 2025 and calculated terminal values in the year 2025. The free cash flows and terminal values were discounted to present values as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement) at rates of 8.7%, 9.7%, and 10.7%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect the Company’s weighted average cost of capital.

Based on its analysis and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of perpetual growth rates and applied these ranges of growth rates to calculate the terminal value of the Company.

Based on the outstanding Shares on a fully-diluted basis (including outstanding options, restricted stock awards and restricted stock units) as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement), Morgan Stanley calculated the estimated implied value per Share as of April 1, 2016 as follows:

	Terminal Value Perpetual Growth Rate	Implied Value Per Share ($)
Company Slower Small Cell Forecasts	1.0% – 3.0%	11.51 – 16.17
Company Management Case Forecasts	1.0% – 3.0%	14.57 – 21.10
Company Faster Small Cell Forecasts	1.0% – 3.0%	17.12 – 25.43

Morgan Stanley then compared these per Share values with the discounted cash flow value per Share value of the Offer Consideration as of April 1, 2016 that each shareholder of the Company would receive in the Offer and the Merger in exchange for a Share. The value that would be received for each Share was defined as the discounted cash flow value per share of the Parent Common Stock, after giving effect to the Merger and incorporating the value of certain synergy forecasts (the “Synergies”, which are described below under “Certain Financial Forecasts—Estimated Synergies”), multiplied by the 0.75 transaction exchange ratio, plus $6.45 of cash consideration per Share.

Morgan Stanley utilized estimates from the Parent Forecasts (consisting of the Parent Low Range Forecasts, the Parent Mid Range Forecasts and the Parent High Range Forecasts, each as defined below) and the Synergies for purposes of its discounted cash flow analysis of the combined Parent and Company discounted cash flow analysis. The Parent Forecasts and the Synergies are more fully described below in this Item 4 under the heading “Certain Financial Forecasts”. Morgan Stanley’s calculation of Parent free cash flow used the same methodology as described for the Company’s free cash flow above. The Parent Forecasts through 2018 were based on projections prepared by Parent for fiscal years 2016 and 2017 and a financial model prepared by Parent for fiscal year 2018 (as described below under the heading, “Certain Financial Forecasts—Financial Forecasts for Parent”), and the estimates for calendar years 2019 through 2025 represented an extrapolation of 2018 estimates. Morgan Stanley calculated the net present value of free cash flows for Parent for the years 2016 through 2025 and calculated terminal values in the year 2025. The free cash flows and terminal values were discounted to present values as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement) at rates of 6.7%, 7.5%, and 8.4% and at perpetual growth rates ranging from -1.0% – 2.0% depending on the particular Parent Forecast case. The discount rates and perpetual growth rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Parent’s weighted average cost of capital and estimates long-term growth rate.

Morgan Stanley calculated the implied value of the Offer Consideration received per Share as follows:

Implied Value Per Share ($)
Company Slower Small Cell Forecasts/ Parent Low Range Forecasts	15.95 – 19.56
Company Management Case Forecasts / Parent Mid Range Forecasts	17.61 – 22.35
Company Faster Small Cell Forecasts / Parent High Range Forecasts	19.17 – 25.18

Morgan Stanley then calculated the implied exchange ratio of the Company’s discounted cash flow per Share divided by Parent’s discounted cash flow per share values. For each set of Company and Parent Forecasts, the low end of the range of Company per Share values was divided by the low end of the range of Parent per share values and the high end of the range of Company per Share values was divided by the high end of the range of Parent per share values.

The following table summarizes Morgan Stanley’s analysis of the implied exchange ratio of the relative discounted cash flows per Share of the Company and Parent (without taking account of Synergies):

Implied Exchange Ratio
Company Slower Small Cell Forecasts / Parent Low Range Forecasts	0.92x – 0.98x
Company Management Case Forecasts/ Parent Mid Range Forecasts	1.02x – 1.08x
Company Faster Small Cell Forecasts / Parent High Range Forecasts	1.07x – 1.11x

Morgan Stanley noted that the all-stock exchange ratio implied by the transaction, based on the implied value of the transaction price per Share of $14.43 divided by $10.64 (the closing share price of the Parent Common Stock on April 1, 2016, the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement), was 1.36x Shares per share of Parent Common Stock.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Share on a standalone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2018 EPS estimates from the Company Forecasts. Morgan Stanley also adjusted the Company’s projected earnings per Share to reflect a possible Share buyback, which assumes a $100 million Share buyback using existing cash at a buyback price of $10.00 per Share as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement). Based upon the application of its professional judgment and experience, Morgan Stanley applied a range of price to earnings multiples (based on the range of price to earnings multiples for the comparable companies and the growth profile of the Company) to these estimates and applied a discount rate of 9.7%, which rate was selected based on the Company’s estimated cost of equity.

The following table summarizes Morgan Stanley’s analysis:

Calendar Year 2018 EPS	P/E Multiple Range	Implied Present Value Per Share ($)
Company Slower Small Cell Forecasts	17.0x – 19.0x	11.25 – 12.57
Company Management Case Forecasts	18.0x – 20.0x	14.98 – 16.64
Company Faster Small Cell Forecasts	19.0x – 21.0x	17.10 – 18.90

Morgan Stanley then compared these Company per Share values with the potential future equity value of Parent, giving effect to the Offer and the Merger and the contribution of the Company based on the Company Management Case Forecasts and the Synergies. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Share. To calculate the discounted equity value, Morgan Stanley used calendar year 2018 EPS estimates from the Parent Forecasts. Morgan Stanley also adjusted the projected Parent earnings per share to reflect the contemplated buyback of Parent Common Stock, which assumes a 77 million share buyback using new debt and existing cash at a buyback price of $10.64 per share of Parent Common Stock as of April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement). Using its professional judgment and experience, Morgan Stanley applied a range of P/E multiples (based on the range of price to earnings multiples for the comparable companies and the growth profile of the Company) to these estimates and applied a discount rate of 8.4%, which rate was selected based on Parent’s estimated cost of equity. Morgan Stanley then calculated the implied value per Share by multiplying the Parent value per Share by the 0.75 exchange ratio and adding the $6.45 per Share of cash consideration.

The following table summarizes Morgan Stanley’s analysis:

Calendar Year 2018 EPS	P/E Multiple Range	Implied Present Value Per Share ($)
Parent Low Range Forecasts	10.0x – 12.0x	15.00 – 16.71
Parent Mid Range Forecasts	10.0x – 12.0x	15.57 – 17.39
Parent High Range Forecasts	11.0x – 13.0x	17.10 – 19.04

Trading Range Analysis

Morgan Stanley performed a trading range analysis with respect to the historical trading prices of the Shares. Morgan Stanley reviewed the range of closing trading prices of the Shares for various periods ending on April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement). Morgan Stanley observed the following:

Period Ending April 1, 2016	Range of Trading Prices of Shares ($)
Last 1 Month	9.39 – 10.22
Last 3 Months	7.48 – 10.38
Last 6 Months	7.48 – 13.30
Last 12 Months	7.48 – 13.30

Morgan Stanley observed that the Shares closed at $10.00 on April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement). Morgan Stanley noted that the implied value of the Offer Consideration per Share of $14.43 reflected a 44% premium to the closing trading price per Share on April 1, 2016, a 48% premium to the average closing trading price per Share for the 30 trading days prior to and including April 1, 2016, and an 8.5% premium to the highest closing trading price per Share for the twelve months prior to and including April 1, 2016.

Morgan Stanley also performed a historical exchange ratio analysis, dividing the historical Share trading price by the historical share trading price of Parent Common Stock for various periods ending on April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement). Morgan Stanley observed the following:

Period Ending April 1, 2016	Range of Exchange Ratios
Last 30 Days	0.91x – 0.99x
Last 6 Months	0.91x – 1.18x
Last 1 Year	0.81x – 1.29x
Last 2 Years	0.79x – 1.46x

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for the Shares prepared and published by equity research analysts prior to April 1, 2016 (the last full trading day prior to the meeting of the Board to approve and adopt the Merger Agreement). These targets reflected each analyst’s estimate of the future public market trading price of the Shares. The range of undiscounted analyst price targets for the Shares was $8.50 to $15.00 per Share as of April 1, 2016. Morgan Stanley discounted the range of analyst price targets per Share by one year at a rate of 9.7%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect the Company’s cost of equity. This analysis indicated an implied range of equity values for the Shares of $7.75 to $13.67 per share.

Morgan Stanley also calculated the exchange ratio implied by dividing the low end of analyst price targets for the Shares by the low end of analyst price targets for the Parent Common Stock and dividing the high end of analyst price targets for the Shares by the high end of analyst price targets for the Parent Common Stock. The resulting analysis yielded an exchange ratio range of 0.85x – 1.07x Shares per share of Parent Common Stock compared with the implied exchange ratio of the transaction (assuming an all-stock transaction) of 1.36x Shares per share of Parent Common Stock.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares or the Parent Common Stock, and these estimates are subject to uncertainties, including the future financial performance of the Company and Parent and future financial market conditions.

Relative Contribution Analysis

Morgan Stanley calculated the implied exchange ratio using the size of the Company’s revenue, gross profit, adjusted EBITDA and adjusted net income for calendar years 2015 through 2017 relative to the same metrics for Parent. Calendar year 2015 financial metrics were based on the actual financial performance of the Company and Parent. Calendar years 2016 and 2017 financial metrics were based on the Company Management Case Forecasts and the Parent Mid Range Forecasts. The relative contribution was further adjusted for the relative cash and debt balances of the Company and Parent.

The following table summarizes Morgan Stanley’s analysis:

Range of Exchange Ratios
2015 – 2017 Revenue	0.82x – 1.07x
2015 – 2017 Gross Profit	0.82x – 1.10x
2015 – 2017 EBITDA	0.50x – 0.79x
2015 – 2017 Net Income	0.41x – 0.63x

General.

In connection with the review of the Offer and the Merger by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Offer Consideration to be received by the holders of Shares (other than Excluded

Shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated April 3, 2016, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations but did not, however, recommend any specific consideration to the Company or the Board, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not, constitute an opinion or recommendation as to whether the stockholders of the Company should tender Shares into the Offer, or take any other action in connection with the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the Transactions, including the Offer and the Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the Offer Consideration or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Company and the Board with financial advisory services and the Board with a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $19.7 million for its services (which represents 1.3% of the transaction value as of the closing of the Merger with the transaction value determined by reference to the fully diluted Shares of the Company as of the closing of the Merger and a 10 day average of the closing price of the Parent Common Stock prior to the announcement of the proposed Merger), approximately $18.7 million of which is contingent upon the closing of the Merger and $1 million of which has already been paid following the execution of the Merger Agreement. The Company has also agreed to reimburse Morgan Stanley for certain of its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory services or financing services to the Company or Parent. Morgan Stanley may seek to provide financial advisory and financing services to Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Certain Financial Forecasts

Financial Forecasts of the Company

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

The management of the Company prepared certain unaudited, non-public financial projections for the fiscal years 2016 through 2020 as set forth below. The unaudited projections reflected three alternative long-term scenarios: a “management case” scenario, which assumes that revenue growth due to market adoption of the Company’s small cell technology will begin in the second half of fiscal year 2017 and that the Company’s WLAN revenue growth will outpace the expected market growth by 3-4% annually (the “Company Management Case Forecasts”), a “faster small cell” scenario, which assumes accelerated market adoption of the Company’s small cell technology and WLAN revenue growth consistent with that assumed in the Company Management Case Forecasts (the “Company Faster Small Cell Forecasts”), and a “slower small cell” scenario, which assumes that market adoption of the Company’s small cell technology will take one year longer than in the Company Management Case Forecasts and that the Company’s WLAN revenue will grow 16% in 2016 and then grow in line with the market’s rate of growth for fiscal years 2017 through 2020 (the “Company Slower Small Cell Forecasts”, and together with the Company Management Case Forecasts and the Company Faster Small Cell Forecasts, the “Company Forecasts”). Each of the Company Management Case Forecasts, the Company Faster Small Cell Forecasts and the Company Slower Small Cell Forecasts was prepared and provided to the Board in connection with its evaluation of the Company’s business as a result of having received an acquisition proposal from Parent. The Company Forecasts were also provided to Morgan Stanley for purposes of its financial analyses and opinion. Morgan Stanley’s financial analyses and opinion are described above under the heading “Opinion of the Company’s Financial Advisor”. The Company also provided to Parent a nearly identical version of the Company Management Case Forecasts, which only contained immaterial differences.

The following is a summary of the Company Forecasts:

($MM, except percentages and per share amounts)	Fiscal Year (1)
	2016	2017	2018	2019	2020
Company Management Case Forecasts
Revenue	$450	$550	$667	$798	$946
Revenue Growth %	20%	22%	21%	20%	19%
Adjusted EBITDA (2)	$72	$110	$156	$196	$241
Adjusted EBITDA Margin % (2)	16%	20%	23%	25%	25%
Non-GAAP EPS (3)	$0.55	$0.67	$0.95	$1.16	$1.37
Non-GAAP EPS Growth % (3)	29%	22%	41%	22%	19%

Company Faster Small Cell Forecasts
Revenue	$450	$557	$696	$856	$1,047
Revenue Growth %	20%	24%	25%	23%	22%
Adjusted EBITDA (2)	$72	$112	$168	$206	$258
Adjusted EBITDA Margin % (2)	16%	20%	24%	24%	25%
Non-GAAP EPS (3)	$0.55	$0.69	$1.02	$1.22	$1.48
Non-GAAP EPS Growth % (3)	29%	25%	49%	19%	22%

($MM, except percentages and per share amounts)	Fiscal Year (1)
	2016	2017	2018	2019	2020
Company Slower Small Cell Forecasts
Revenue	$432	$515	$602	$689	$790
Revenue Growth %	16%	19%	17%	14%	15%
Adjusted EBITDA (2)	$64	$94	$128	$173	$205
Adjusted EBITDA Margin % (2)	15%	18%	21%	25%	26%
Non-GAAP EPS (3)	$0.48	$0.56	$0.75	$1.01	$1.16
Non-GAAP EPS Growth % (3)	12%	18%	34%	34%	15%

(1)	The Company’s fiscal year end is December 31.
(2)	Adjusted EBITDA, a non-GAAP financial measure which the Company reconciles to net income (loss), represents earnings before interest, taxes, depreciation, and amortization, adjusted to exclude stock-based compensation expense, amortization of intangible assets, acquisition-related payments and to account for GAAP to non-GAAP tax adjustments.
(3)	The Company derives non-GAAP EPS from non-GAAP net income (loss) using non-GAAP fully diluted share count.

Financial Forecasts for Parent

Parent’s management prepared certain unaudited financial projections for Parent for fiscal years 2016 and 2017 and a financial model for fiscal year 2018, as set forth below. The projections for the fiscal years 2016 and 2017 were based upon a financial model made publicly available by Parent at its Investor Day in September 2015, and subsequently published on Parent’s website, with respect to Parent’s revenue, revenue growth percentage, non-GAAP gross margins, non-GAAP operating margins, non-GAAP structural tax rate and anticipated share count reductions with respect to Parent’s fiscal year 2016 and fiscal year 2017. Parent also provided Morgan Stanley with a financial model extrapolated for the fiscal year 2018 assuming that fiscal year 2018 revenue and non-GAAP earnings data would be in the same ranges as assumed in the publicly available financial model for fiscal years 2016 and 2017. Morgan Stanley prepared estimates of Adjusted EBITDA and Adjusted EBITDA margin percentage for fiscal years 2016 through 2018 based upon Parent’s non-GAAP financial projections for fiscal years 2016 and 2017 and the extrapolated financial projections for fiscal year 2018 both derived as described in the preceding sentence. These projections reflect three alternative long-term scenarios: a “low range” scenario, assuming the low end of the range of Parent’s modeled annual revenue growth rates; a “high range” scenario, assuming the high end of the range of Parent’s modeled annual revenue growth rates; and a “mid-range” scenario which Morgan Stanley prepared, solely as an interpolation of the low range forecast and high range forecast. Such low, mid- and high range forecasts and estimates are referred to as the “Parent Low Range Forecasts”, “Parent Mid Range Forecasts” and the “Parent High Range Forecasts”, respectively, and collectively as the “Parent Forecasts”. Each of the Parent Forecasts, which is consistent with the modeling guidance provided publicly by Parent at its Investor Day in September 2015, was provided to the Company’s management for purposes of considering and evaluating Parent’s acquisition proposal and to Morgan Stanley in connection with performing its related financial analyses. Morgan Stanley’s financial analyses and opinion are described above in Item 4 under the heading “Opinion of the Company’s Financial Advisor”.

The following is a summary of the Parent Forecasts:

($MM, except percentages and per share amounts)	Fiscal Year (1)
	2016	2017	2018
Parent Low Range Forecasts
Revenue	$2,292	$2,327	$2,365
Revenue Growth %	1.3%	1.5%	1.6%
Adjusted EBITDA (2)	$650	$658	$670
Adjusted EBITDA Margin % (2)	28.3%	28.3%	28.3%
Non-GAAP EPS (3)	$1.01	$1.05	$1.10
Non-GAAP EPS Growth % (3)	0%	3%	5%

Parent Mid Range Forecasts	$2,321	$2,387	$2,458
Revenue	$2,321	$2,387	$2,458
Revenue Growth %	2.6%	2.8%	3.0%
Adjusted EBITDA (2)	$681	$699	$722
Adjusted EBITDA Margin % (2)	29.3%	29.3%	29.3%
Non-GAAP EPS (3)	$1.07	$1.12	$1.20
Non-GAAP EPS Growth % (3)	5%	5%	7%

Parent High Range Forecasts
Revenue	$2,350	$2,446	$2,552
Revenue Growth %	3.8%	4.1%	4.3%
Adjusted EBITDA (2)	$712	$741	$773
Adjusted EBITDA Margin % (2)	30.3%	30.3%	30.3%
Non-GAAP EPS (3)	$1.12	$1.20	$1.29
Non-GAAP EPS Growth % (3)	11%	6%	8%

(1)	For each of fiscal years 2016, 2017 and 2018, Parent’s fiscal year end is the final Saturday in October.
(2)	Adjusted EBITDA, a non-GAAP financial measure, represents earnings before interest, taxes, depreciation, and amortization, adjusted to exclude stock-based compensation expense. Parent does not report Adjusted EBITDA or Adjusted EBITDA margin percentage.
(3)	Parent derives non-GAAP EPS from non-GAAP net income (loss) using the same measures of outstanding shares as are used to calculate net income (loss) per share in accordance with GAAP.

Estimated Synergies

Based on discussions with the Company’s management and Parent’s management, Morgan Stanley prepared estimates of synergies (which are not included in the Company Forecasts or the Parent Forecasts) that the combined company could potentially realize in the fiscal years 2016, 2017 and 2018. Morgan Stanley presented these estimates to the Company’s and Parent’s managements, respectively. Based on comments received from the respective managements of the Company and Parent, Morgan Stanley prepared estimates of synergies for the fiscal years 2016 through 2020 for use in its financial analyses. These estimates are referred to as the “Synergies” under the heading “Opinion of the Company’s Financial Advisor” and are summarized in the following table:

($MM, except percentages and per share amounts)	Calendar Year
	2016	2017	2018	2019	2020
Net Revenue Synergies	$—	$19.7	$41.9	$44.5	$47.3
Total Cost Synergies (Dis-synergies) (1)	$(40.0)	$9.6	$20.2	$21.2	$22.6
Pre-Tax Synergies	$(40.0)	$29.2	$62.1	$65.7	$69.9
Post-Tax Synergies	$(30.8)	$22.5	$47.8	$50.6	$53.8

(1)	Cost dis-synergy in 2016 is due to one-time expense of $40.0 million in connection with the Transactions.

The actual synergies realized by the combined company may be less than, or exceed, these estimates.

Information about Non-GAAP Financial Measures

The Company Forecasts and the Parent Forecasts contain non-GAAP financial measures. Each of the Company’s and Parent’s management believes such measures are helpful in understanding forecasts of the Company’s and Parent’s respective future results. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The calculations of non-GAAP financial measures reflected in the Company Forecasts and the Parent Forecasts may differ from others in the Company’s and Parent’s industry and are not necessarily comparable with similar titles used by other companies. Each of the Company and Parent strongly encourages you to review all of its financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

Additional Information Concerning the Company Forecasts and the Parent Forecasts

The summary of the Company Forecasts and the Parent Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to information that was made available to the Board or to Morgan Stanley, or that was prepared by Morgan Stanley based on the information provided by one or both of the respective management teams, and with respect to the Company Management Case Forecasts, that was made available to Parent and its representatives. These summaries of the Company Forecasts, the Parent Forecasts and the Synergies are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that the Board, its advisors or any other person considered, or now considers, it to be a reliable prediction of actual future results, and should not be relied upon as such. The Company Forecasts, the Parent Forecasts and the Synergies were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial data. The Company Forecasts, the Parent Forecasts and the Synergies are forward-looking statements.

No independent registered public accounting firm provided any assistance in preparing the Company Forecasts, the Parent Forecasts or the Synergies. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Company Forecasts, the Parent Forecasts or the Synergies or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the Company Forecasts, the Parent Forecasts or the Synergies. The Deloitte & Touche LLP report included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 relates solely to the historical financial information of the Company and to an assessment of the Company’s internal control over financial reporting. The KPMG LLP report included in Parent’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 relates solely to the historical financial information of Parent and to an assessment of Parent’s internal control over financial reporting. Such reports do not extend to the Company Forecasts, the Parent Forecasts or the Synergies and should not be read to do so. Deloitte & Touche LLP and KPMG LLP disclaim any association with the Company Forecasts, the Parent Forecasts and the Synergies.

By including the Company Forecasts, the Parent Forecasts and the Synergies in this Schedule 14D-9, neither the Company nor any of its representatives has made or makes any representation to any security holder regarding the information included in the Company Forecasts, the Parent Forecasts or the Synergies or the ultimate performance of the Company, Parent, the combined company following the Transactions or any of their affiliates compared to the information contained in the Company Forecasts, the Parent Forecasts and the Synergies. The assumptions and estimates underlying the Company Forecasts, the Parent Forecasts and the Synergies, all of which are difficult to predict and many of which are beyond the control of the Company and Parent, may not be realized. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company Forecasts, the Parent Forecasts and the Synergies, whether or not the Offer and the Merger are completed.

In particular, the Company Forecasts, the Parent Forecasts and the Synergies, while presented with numerical specificity necessarily, were based on numerous variables and assumptions that are inherently uncertain. Since the Company Forecasts, the Parent Forecasts and the Synergies cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and cause results in the Company Forecasts, the Parent Forecasts and the Synergies to not be achieved include, but are not limited to, the risk factors described in the Company’s and Parent’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Parent’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and Parent’s Quarterly Report on Form 10-Q for the quarterly period ended January 30, 2016, and described below in this Item 4 under the heading “Forward-Looking Statements.” The Company Forecasts, the Parent Forecasts and the Synergies also reflect assumptions as to certain business decisions that are subject to change are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business or Parent’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Company Forecasts, the Parent Forecasts or the Synergies were prepared. The information set forth in the Company Forecasts, the Parent Forecasts and the Synergies is not fact and should not be relied upon as being necessarily indicative of actual future results.

The Company Forecasts and the Parent Forecasts were each developed on a standalone basis without giving effect to the Offer and the Merger, and therefore the Company Forecasts and the Parent Forecasts do not give effect to the Offer, the Merger or any changes to the Company’s or Parent’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, if the Offer and Merger are consummated, including potential cost synergies to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the Company Forecasts and the Parent Forecasts do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed as accurate or continuing in that context.

The Company Forecasts, the Parent Forecasts and the Synergies summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. Neither the Company nor Parent undertakes any obligation, except as required by law, to update or otherwise revise the Company Forecasts, the Parent Forecasts or the Synergies to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Company Forecasts, the Parent Forecasts and the Synergies, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Company Forecasts, the Parent Forecasts and the Synergies.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Under the terms of its engagement letter, Morgan Stanley provided the Company and the Board with financial advisory services and the Board with a financial opinion in connection with the Offer and the Merger, described above in Item 4 under the heading “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is attached as Annex A hereto and is incorporated herein by reference in its entirety. The Company selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the Company’s industry, and its knowledge of the Company’s business and affairs.

Pursuant to the engagement letter, the Company has agreed to pay Morgan Stanley an aggregate fee of approximately $19.7 million, approximately $18.7 million of which is contingent upon the Closing and $1 million of which has already been paid following the execution of the Merger Agreement. In addition, the Company has agreed to reimburse Morgan Stanley for certain of its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement, and to indemnify Morgan Stanley, its affiliates, its and their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share (1)	Nature of Transaction
Selina Y. Lo	03/03/2016	41,700	$9.8998	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Selina Y. Lo	03/04/2016	41,700	$9.8754	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/16/2016	2,100	$0.2	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/16/2016	2,100	$9.705	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/17/2016	10,700	$0.2	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	03/17/2016	10,700	$9.9714	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Scott Maples	04/04/2016	25,000	$4.63	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Scott Maples	04/04/2016	25,000	$13.0709	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Scott Maples	04/05/2016	1,920	$13.003	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Seamus Hennessy	04/05/2016	8,323	$13.0028	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Daniel A. Rabinovitsj	04/05/2016	3,995	$13.003	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Selina Y. Lo	04/05/2016	14,368	$13.003	Sale of Shares in order to pay tax withholding upon vesting of restricted stock.
Selina Y. Lo	04/06/2016	41,700	$13.5092	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Selina Y. Lo	04/07/2016	41,900	$13.8695	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Georges Antoun	04/11/2016	11,100	$4.24	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Georges Antoun	04/11/2016	11,100	$13.8116	Sale of Shares pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	04/12/2016	37,300	$0.2	Exercise of stock options pursuant to Rule 10b5-1 trading plan.
Seamus Hennessy	04/12/2016	37,300	$13.5386	Sale of Shares pursuant to Rule 10b5-1 trading plan

Identity of Person	Date of Transaction	Number of Shares	Price Per Share (1)	Nature of Transaction
Seamus Hennessy	04/12/2016	14,000	$2.01	Exercise of stock options pursuant to Rule 10b5-1 trading plan
Seamus Hennessy	04/12/2016	14,000	$13.5386	Sale of Shares pursuant to Rule 10b5-1 trading plan
Seamus Hennessy	04/13/2016	9,500	$2.01	Exercise of stock options pursuant to Rule 10b5-1 trading plan
Seamus Hennessy	04/13/2016	9,500	$13.7017	Sale of Shares pursuant to Rule 10b5-1 trading plan
Scott Maples	04/18/2016	8,800	$4.63	Exercise of stock options pursuant to Rule 10b5-1 trading plan
Scott Maples	04/18/2016	8,800	$13.4786	Sale of Shares pursuant to Rule 10b5-1 trading plan

(1)	The acquisition and sale prices reflect the weighted average price at which transactions were effected on that day.

Item 7.	PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	ADDITIONAL INFORMATION

Stockholder Approval of the Merger Not Required

Neither the Parent nor the Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following consummation of the Offer, without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 203 of the Delaware Business Combination Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, such interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding shares owned by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, as described in Item 4 above and, therefore, the restrictions of Section 203 are not applicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

Appraisal Rights

No appraisal rights are available to stockholders of the Company in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the effective time of the Merger who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wish to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Offer Consideration. Moreover, Parent and the Company may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must, within the later of the consummation of the Offer and twenty days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of their Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform the Company of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

Attn: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within 10 days after the Effective Date, the Surviving Corporation must send an additional notice of the Effective Date to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Date through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the Offer Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Offer Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Offer Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Offer Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Offer Consideration described in the Merger Agreement.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER CONSIDERATION DESCRIBED IN THE TRANSACTION AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Antitrust Compliance

Under the provisions of the HSR Act, and related rules and regulations issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless (a) Parent receives a request for additional information or documentary materials (a “Second Request”) from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, or (b) early termination of the waiting period is granted.

Parent and the Company each filed a Notification and Report Form with respect to the Offer with the Antitrust Division and with the FTC on April 15, 2016, which began the 30-day waiting period required under the HSR Act. The Company and Parent each requested early termination of the waiting period under the HSR Act. On April 28, the Company and Parent were informed that the FTC granted early termination of the waiting period under the HSR Act. Accordingly, the condition of the offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

At any time before or after consummation of the Offer and the Merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Offer or the Merger, the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as it deems necessary. Private parties may also bring legal action under the antitrust laws as they deem necessary. There can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Parent and the Company derive revenues in other jurisdictions where antitrust or competition law filings or clearances are required. Parent has also submitted a pre-merger notification to the German Federal Cartel Office pursuant to applicable laws in Germany. The deadline for the German Federal Cartel Office’s decision in its

Phase I investigation is May 16, 2016. At or before the end of its Phase I investigation, the German Federal Cartel Office may approve the transaction or it may extend its review for up to an additional three months. As described in the Prospectus/Offer to Exchange under the heading “Merger Agreement—Conditions—Conditions to the Offer,” it is a condition to the Offer that the German Federal Cartel Office has granted approval with respect to the Offer and the Merger.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding certain compensation that will or may be paid or become payable to each of the Company’s named executive officers and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation. The amounts set forth in the tables below are based on payments and benefits that may become payable under the terms of change of control agreements or offer letters to which each Company named executive officer is a party, pursuant to the terms of equity awards or pursuant to the terms of the Merger Agreement. The terms and conditions of the change of control agreements and offer letters, as well as the treatment of equity awards under the Merger Agreement, described above in Item 3 under the headings “Agreements or Arrangements with Executive Officers and Directors of the Company” and “Other Arrangements with Executive Officers”, each of which is incorporated by reference herein.

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including:

•	the relevant price per Share is $13.60, which is the average closing price per Share as quoted on the NYSE over the first five business days following the first public announcement of the Merger on April 4, 2016;

•	the relevant price per share of Parent Common Stock is $9.61, which is the average closing price per share of Parent Common Stock quoted on the NASDAQ over the first five business days following the first public announcement of the Merger on April 4, 2016;

•	the Closing occurs on May 26, 2016, which is the assumed date of the Closing solely for purposes of this compensation disclosure; and

•	each named executive officer is terminated immediately following the Closing by Parent without “cause” or resigns for “good reason” or due to “constructive termination” (as such terms are defined in the Company’s Severance Benefit Plan and the Offer Letters between Parent and each of Ms. Lo and Mr. Hennessy, as applicable), in each case, immediately following May 26, 2016, the assumed date of the Closing.

The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Potential Change in Control Payments and Benefits to Named Executive Officers
Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits($) (3)	Total ($)
Selina Y. Lo	$562,500	$4,456,975	$6,995	$5,026,497
Seamus Hennessy	$442,000	$2,890,743	$21,023	$3,353,766
Daniel A. Rabinovitsj	$748,800	$4,512,646	$28,031	$5,289,477
Ian Whiting	$840,000	$3,841,200	$28,031	$4,709,231
Scott Maples	$446,600	$687,329	$28,031	$1,161,960

(1)

Represents, for each of Ms. Lo and Mr. Hennessy, payment amounts they would be eligible to receive under their respective Offer Letters with Parent upon a termination of employment by Parent due to an Involuntary Termination Without Cause or a termination of employment by the executive officer for Good Reason. The reported amounts are comprised of (i) nine months of annual base salary in accordance with Parent’s U.S. severance guidelines, and (ii) one times each of Ms. Lo’s and Mr. Hennessy’s annual target bonus, 50% of which will be paid in September 2016 and 50% of which will be paid in December 2016, as indicated in Ms. Lo’s and Mr. Hennessy’s respective Offer Letters. Represents, for each of the other named executive officers, a lump sum cash payment equal to one times his base salary and one times the target amount of his annual bonus. The amounts payable to Messrs, Rabinovitsj, Whiting and Maples are “double trigger” payments that are payable upon a qualifying termination that occurs within three months prior to or one year after a change of control. The estimated amount of such payments is shown in the following table.

Name	Cash Severance Based on Annual Base Salary ($)	Cash Severance Based on Target Annual Bonus ($)	Total ($)
Selina Y. Lo	$281,250	$281,250	$562,500
Seamus Hennessy	$255,000	$187,000	$442,000
Daniel A. Rabinovitsj	$468,000	$280,800	$748,800
Ian Whiting	$420,000	$420,000	$840,000
Scott Maples	$308,000	$138,600	$446,600

(2)	Reflects, for each of Ms. Lo and Mr. Hennessy, acceleration of vesting of (i) 50% of her and his unvested Company RSUs and Company PSUs (at target); and (ii) acceleration of vesting of 230,250 Parent RSUs, in the case of Ms. Lo, and 150,00 Parent RSUs, in the case of Mr. Hennessy. Reflects, for each of the other named executive officers, acceleration of vesting for all Company stock options, Company RSUs and Company PSUs that are outstanding and unvested as of the assumed date of the Closing. The awards are “double trigger” and accelerate in full upon a qualifying termination that occurs within three months prior to or one year after a change of control. The estimated value of such awards is shown in the following table.

Name	Stock Options ($)	RSUs ($)	PSUs ($)	Total ($)
Selina Y. Lo	$—	$3,559,375	$897,600	$4,456,975
Seamus Hennessy	$—	$2,074,743	$816,000	$2,890,743
Daniel A. Rabinovitsj	$24,646	$3,264,000	$1,224,000	$4,512,646
Ian Whiting	$169,200	$2,856,000	$816,000	$3,841,200
Scott Maples	$59,829	$379,100	258,400	$687,329

(3)	Represents, for each of Ms. Lo and Mr. Hennessy, payment of the executive officer’s benefits for nine months, and, for each of Messrs. Rabinovitsj, Whiting and Maples, payment of the executive officer’s COBRA premiums for up to twelve months.

Certain Litigation

On April 12, 2016, Shirley Macuire, a purported stockholder of the Company, filed a stockholder class action complaint (the “Macuire Complaint”) in the Superior Court of California, County of Santa Clara, against the Company, members of the Board, Parent and Purchaser. The plaintiff in the Macuire Complaint alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Transactions and that the Company, Parent and Purchaser knowingly assisted the Company’s directors’ alleged breaches of fiduciary duty. The Macuire Complaint seeks, among other things, injunctive relief preventing the parties from consummating the proposed Transactions, rescission and invalidation of the Merger Agreement or other related agreements entered into in connection with the proposed Transactions and an award of costs, including attorneys’ and experts’ fees, for the plaintiff. The defendants believe the allegations are without merit and intend to vigorously defend against all allegations that have been asserted.

On April 19, 2016, Fawaz Al Jaljouli, a purported stockholder of the Company, filed a stockholder class action complaint (the “Al Jaljouli Complaint”) in the Superior Court of California, County of Santa Clara, against the Company, members of the Board, Parent and Purchaser. The plaintiff in the Al Jaljouli Complaint alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Transactions and that the Company, Parent and Purchaser knowingly assisted the Company’s directors’ alleged breaches of fiduciary duty. The Al Jaljouli Complaint seeks, among other things, preliminary and permanent injunctive relief preventing the parties from proceeding with, consummating, or closing the proposed Transactions, and in the event the parties consummate the proposed Transactions, rescission of the Transactions or rescissory damages. The Al Jaljouli Complaint further seeks an award of costs, including attorneys’ and experts’ fees, for the plaintiff. The defendants believe the allegations are without merit and intend to vigorously defend against all allegations that have been asserted.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements that involve a number of risks, uncertainties and assumptions that may cause actual results to differ significantly. All statements other than historical facts are statements that could be deemed forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “potential,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements may include, without limitation, statements regarding prospective performance and opportunities and the outlook of the Company’s, Parent’s or the combined company’s business; statements regarding the anticipated timing of approvals relating to the Transactions or the completion of the Transactions; statements regarding the ability to complete the Transactions considering the various closing conditions; the Company Forecasts, Parent Forecasts and the Synergies; statements of expectation or belief; and any statements regarding assumptions underlying any of the foregoing. Investors are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include, without limitation, uncertainties as to the timing of the Offer and Merger; uncertainties as to how many Shares will be tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer; the effects of disruption from the Transactions making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation may be commenced in connection with the Offer and may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at https://www.ruckuswireless.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by applicable law or the rules and regulations of the SEC. All forward-looking statements in this Schedule 14D-9 are qualified in their entirety by this cautionary statement. The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated April 29, 2016 (incorporated by reference to the Form S-4, filed by Brocade Communications Systems, Inc. with the SEC on April 29, 2016).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4, filed by Brocade Communications Systems, Inc. with the SEC on April 29, 2016).

Exhibit No.	Description

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4, filed by Brocade Communications Systems, Inc. with the SEC on April 29, 2016).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4, filed by Brocade Communications Systems, Inc. with the SEC on April 29, 2016).

(a)(5)(A)	Joint Press Release issued by Ruckus Wireless, Inc. and Brocade Communications Systems, Inc., dated April 4, 2016 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Ruckus Wireless, Inc. with the SEC on April 4, 2016).

(a)(5)(B)*	Opinion of Morgan Stanley & Co. LLC, dated April 3, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(C)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO, filed by Brocade Communications Systems, Inc. with the SEC on April 29).

(e)(1)	Agreement and Plan of Merger, dated as of April 3, 2016, among Ruckus Wireless, Inc., Brocade Communications Systems, Inc. and Stallion Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K, filed by Ruckus Wireless, Inc. with the SEC on April 4, 2016). Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish copies of any such schedules to the U.S. Securities and Exchange Commission upon request.

(e)(2)	Support Agreement, dated as of April 3, 2016, among Brocade Communications Systems, Inc., Stallion Merger Sub Inc. and Selina Y. Lo (incorporated by reference to Exhibit 99.1 to the Form 8-K, filed by Ruckus Wireless, Inc. with the SEC on April 4, 2016).

(e)(3)*	Confidentiality Agreement, dated as of February 5, 2016, by and between Ruckus Wireless, Inc. and Brocade Communications Systems, Inc.

(e)(4)*	Exclusivity Agreement, dated as of March 13, 2016, by and between Ruckus Wireless, Inc. and Brocade Communications Systems, Inc.

(e)(5)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Ruckus Wireless, Inc. with the SEC on November 20, 2012).

(e)(6)	Bylaws (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 filed by Ruckus Wireless, Inc. with the SEC on October 5, 2012).

(e)(7)	Ruckus Wireless, Inc. 2002 Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 filed by Ruckus Wireless, Inc. with the SEC on October 5, 2012).

(e)(8)	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. 2002 Stock Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed by Ruckus Wireless, Inc. with the SEC on October 5, 2012).

(e)(9)	Ruckus Wireless, Inc. Amended & Restated 2012 Equity Incentive Plan, as amended. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed by Ruckus Wireless, Inc. with the SEC on October 5, 2012).

(e)(10)	Form of Option Agreement and Option Grant Notice for Ruckus Wireless, Inc. Amended & Restated 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by Ruckus Wireless, Inc. with the SEC on October 5, 2012).

Exhibit No.	Description

(e)(11)	Form of Restricted Stock Unit Agreement and Grant Notice Agreement for Ruckus Wireless, Inc. Amended & Restated 2012 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 filed by Ruckus Wireless, Inc. with the SEC on March 5, 2013).

(e)(12)	Ruckus Wireless, Inc. 2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by Ruckus Wireless, Inc. with the SEC on October 5, 2012).

(e)(13)	Form of Indemnity Agreement entered into between the Company and each of its directors and its executive officers (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed by Ruckus Wireless, Inc. with the SEC on October 5, 2012).

(e)(14)	Ruckus Wireless, Inc. Severance Benefit Plan (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by Ruckus Wireless, Inc. with the SEC on March 5, 2013).

(e)(15)*	Offer Letter between Brocade Communications Systems, Inc. and Selina Y. Lo.

(e)(16)*	Offer Letter between Brocade Communications Systems, Inc. and Seamus Hennessy.

*	Filed herewith
Annex	A Opinion of Morgan Stanley & Co. LLC, dated April 3, 2016.
Annex	B Section 262 of the General Corporation Law of the State of Delaware.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2016	RUCKUS WIRELESS, INC.

	By:	/s/ Selina Y. Lo
Selina Y. Lo President and Chief Executive Officer

Annex A

April 3, 2016

Board of Directors

Ruckus Wireless, Inc.

350 West Java Drive

Sunnyvale, CA 94089

Members of the Board:

We understand that Ruckus Wireless, Inc. (the “Company”), Brocade Communications Systems, Inc. (the “Parent”) and Stallion Merger Sub Inc., a wholly owned subsidiary of the Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated April 3, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Purchaser of an exchange offer (the “Offer”) to acquire any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company for $6.45 per share in cash without interest (the “Per Share Cash Amount”) and 0.75 of a share of common stock, par value $0.001 per share, of the Parent (the “Parent Common Stock”) (the “Per Share Stock Amount” and, together with the Per Share Cash Amount, the “Consideration”) and (ii) the subsequent merger (the “Merger”) of Purchaser with and into the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of the Parent, and each issued and outstanding share of the Company Common Stock immediately prior to the effective time of the Merger, other than (a) shares of the Company Common Stock that are owned, directly or indirectly, by the Parent, the Company (including shares held as treasury stock or otherwise) or Purchaser and (b) shares of the Company Common Stock that are held by any person who has not tendered such shares in the Offer and is entitled to demand and properly demands appraisal of such shares (subclauses (a) and (b), collectively, the “Excluded Shares”) will be converted into the right to receive the Consideration at the effective time of the Merger. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Parent, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Parent, respectively;

5)	Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Parent;

7)	Reviewed the pro forma impact of the Merger on the Parent’s earnings per share, cash flow, consolidated capitalization and financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

9)	Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and the Parent, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company and the Parent that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Parent of the future financial performance of the Company and the Parent. In addition, we have assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver or amendment of any terms or conditions and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the managements of the Company and the Parent of: (i) the strategic, financial and other benefits expected to result from the Offer and the Merger; (ii) the timing and risks associated with the integration of the Company and the Parent; and (iii) the validity of, and risks associated with, the Company and the Parent’s existing and future technologies, intellectual property, products, services and business models. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and the Merger and will receive a fee for our services, a portion of which is contingent upon the execution of the Merger Agreement and the substantial remainder of which is contingent upon the closing of the Offer. Morgan Stanley may seek to provide financial advisory and financing services to the Parent and the Company in the future for which it would expect to receive fees.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, or may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Offer and the Merger if such inclusion is required by applicable law.

Our opinion does not address the relative merits of the Offer and Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Offer, or take any other action in connection with the Offer and the Merger. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Merger or at any time.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Erik Marth
Erik Marth Executive Director

Annex B

SECTION 262 OF DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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